Exhibit 99.1

immutep LAG-3 IMMUNOTHERAPY I ANNUAL REPORT 2018 Reporting period: Year ended 30 June 2018 Previous corresponding period: Year ended 30 June 2017 ABN 90 009 237 889

TABLE OF CONTENTS CORPORATE DIRECTORY 3 CHAIRMAN’S LETTER 4 REVIEW OF OPERATIONS 5 DIRECTOR’S REPORT 9 CORPORATE GOVERNANCE STATEMENT 26 AUDITOR’S INDEPENDENCE DECLARATION 27 FINANCIAL STATEMENTS 28 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME 29 CONSOLIDATED BALANCE SHEET 30 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY 31 CONSOLIDATED STATEMENT OF CASH FLOWS 32 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 33 DIRECTOR’S DECLARATION 70 INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF IMMUTEP LIMITED 71 SHAREHOLDER INFORMATION 77

CORPORATE DIRECTORY Directors Dr Russell Howard (Non - Executive Chairman) Mr Pete Meyers (Non - Executive Director & Deputy Chairman) Mr Marc Voigt (Executive Director & Chief Executive Officer) Mr Grant Chamberlain (Non - Executive Director) Company Secretaries Ms Deanne Miller Mr Tom Bloomfield Registered office & principal place of business Level 12 95 Pitt Street Sydney NSW 2000 Share Registry Boardroom Pty Ltd Grosvenor Place Level 12, 225 George Street Sydney, NSW 2000 Auditor PricewaterhouseCoopers One International Towers Sydney, Watermans Quay Barangaroo, NSW 2000 Banker National Australia Bank Ltd Kew Branch Melbourne, Victoria 3000 Stock exchange listings Immutep Limited shares are listed on the: Australian Securities Exchange (ASX code: IMM), and NASDAQ (NASDAQ code: IMMP) Website address www.immutep.com

CHAIRMAN'S LETTER



Dr. Russell Howard

Dear Shareholders,

I am pleased to present Immutep's Annual Report for the 2018 financial year. This is my first Annual Report as your Chairman and our first Annual Report as Immutep Limited, after changing the Company's name from Prima BioMed Ltd to Immutep Limited at our Annual General Meeting in November 2017.

It has been an exceptionally busy and successful year for Immutep, particularly in terms of clinical development achievements that place us in a leadership position in the LAG-3 immunotherapy field, as well as with corporate achievements that have solidified the Company's strategy.

Immutep is a biotechnology company that is developing novel immunotherapy treatments for cancer and autoimmune diseases. We are proud to be the global leader in developing lymphocyte-activation gene 3 (LAG-3) therapeutics, with four LAG-3 based product candidates, one in preclinical development and three in clinical development. LAG-3 continues to be an area of intensifying interest within the pharmaceutical industry.

During the financial year, we were delighted to sign a new collaboration and supply agreement with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada), to commence a new Phase II clinical trial (called TACTI-002) that will evaluate the combination of our lead product candidate eftilagimod alpha ("efti"or "IMP321") with MSD's anti-PD-1 therapy KEYTRUDA® (pembrolizumab) in three different clinical settings. Efti is also being evaluated by Immutep as a combination therapy in our Phase IIb (AIPAC) and Phase I (TACTI-mel) clinical trials. In addition, Efti is being evaluated in an investigator sponsored trial (INSIGHT).

The new collaboration with MSD builds on our existing partnerships with GlaxoSmithKline (GSK), Novartis and EOC Pharma, an oncology focused affiliate of Eddingpharm, for the development of our LAG-3 product candidates.

Our clinical trial pipeline has been significantly strengthened during the year. Our partnership with MSD has added a new Phase II clinical trial to the pipeline. In addition, Novartis has recently doubled the number of trials it is running for LAG525 (derived from Immutep's IMP701 antibody), adding another two Phase II clinical trials to their development program.

Fundamentally, Immutep's success will be driven by the clinical data that emerges from these trials and we are pleased that we were able to report encouraging clinical results during the financial year. TACTI-mel, our Phase I clinical trial evaluating efti in combination with KEYTRUDA® (pembrolizumab) in melanoma patients, was expanded on the back of encouraging interim data that was reported in November 2017 and a positive safety review. This data was further supported by more mature interim data in May 2018.

In July 2017, Immutep was able to successfully complete its first capital raise using American Depository Shares (ADS) since listing on NASDAQ in 2012, raising approximately US$5 million (approximately A$6.5 million) and bringing several U.S. specialist healthcare institutional investors onto the share register.

Immutep also completed a successful placement via its ASX listing in March 2018 that attracted two major Australian institutional investors, Australian Ethical Investment and Platinum Asset Management to our register. The capital raise was also supported by our former Chairman, Lucy Turnbull, AO and Ridgeback Capital. Alongside this placement, we are grateful for the strong support we received from existing shareholders through our share purchase plan in April 2018. The total proceeds from this financing were A$13.16 million, meaning Immutep is well funded with a cash reach into Q2 of FY2020 or Q4 of calendar year 2019.

There were a number of changes to the Board during the financial year. At our AGM in November 2017 we farewelled our long-serving Chair Lucy Turnbull and Vice-Chairman Albert Wong. I took over as Chairman and Pete Meyers took over as Deputy Chairman at that time and Grant Chamberlain was appointed Non-Executive Director in August 2017.

On behalf of the Board, I would like to thank all our shareholders for their continued support of Immutep. The strong operational and business development progress that has been made during the financial year has positioned the Company well for further success in FY2019, as we prepare to report the first Progression Free Survival (PFS) data from AIPAC in calendar year 2019.

I look forward to updating you on further progress in the coming year.

Yours sincerely,



Dr. Russell Howard
Chairman
Immutep Limited

21 August 2018

4

REVIEW OF OPERATIONS


Marc Voigt, Executive Director & CEO

On behalf of the directors and management of Immutep, it is my pleasure to report on our operations for the 2018 financial year.

Operational and Financial Review

The financial year was one that marked strong operational and financial progress for Immutep. The Company continued its operational focus on LAG-3 immunotherapy, progressing the development of its LAG-3 based product candidates.

In terms of clinical results, we were very encouraged by the interim data we reported for our TACTI-mel trial. These results are detailed below.

The year was also significant as the Company rebranded and changed its name from Prima BioMed Ltd to Immutep Limited, following shareholder approval at its Annual General Meeting in November 2017. The name change reflects the Company's operational focus on its LAG-3 product candidates, which the Company acquired in late 2014 when it purchased Immutep S.A.S. (formerly named Immutep S.A. and now the Company's 100% owned subsidiary in France).

In July 2017, we successfully completed our first capital raise using American Depository Shares (ADS) since listing on the NASDAQ in 2012, raising approximately US$5 million (approximately A$6.5 million) and bringing several U.S. specialist healthcare institutional investors onto the share register.

In March-April 2018, we also raised a total of $13.16 million to support Immutep's ongoing and planned immuno-oncology clinical development program, its preclinical program in autoimmune disease and for general working capital purposes. This financing consisted of a placement of 326,192,381 new fully paid ordinary shares in the Company at an issue price of A$0.021 per share, raising A$6.85 million, along with a share purchase plan for existing shareholders which took place at the same issue price and raised A$6.31 million through the issue of 300,561,089 new ordinary shares.

Financial Performance

Revenue from ordinary activities increased from nil in FY2017 to A$2.63 million in FY2018, which is attributed to milestone payments received from the Company's partners. In particular, in August 2017, the company received a US$1 million milestone payment from Novartis relating to the development of IMP701, and in January 2018, the Company received a US$1 million milestone payment from EOC Pharma relating to the development of IMP321 in China.

Miscellaneous income increased by A$208K to A$1.08 million for FY2018 from A$0.8 million for FY2017. This increase was primarily attributable to sales growth of our LAG-3 products used in research.

In March 2018, Immutep received a A$687K cash rebate from the Australian Federal Government's R&D tax incentive program, which was provided in respect of expenditure incurred on eligible research and development activities conducted in FY2017 and mainly related to our TACTI-mel trial being conducted in Australia. In addition, Immutep has recognised approximately A$720K grant income from the Australian Federal Government's R&D tax incentive program.

The Company's French subsidiary has also benefited from cash grants of €877K (approximately A$1.35 million) from the French Crédit d'Impôt Recherche scheme (received in August 2017) for the eligible research and development expenditures incurred in the 2016 calendar year in Europe. The French subsidiary has also recognised A$2.5 million grant income from the French Crédit d'Impôt Recherche scheme for the expenditure incurred on eligible research and development activities conducted in FY2018.

Interest income increased by A$73K to A$177K in FY2018. The increase was due to the increase in the level of cash held on term deposit and an increase in interest rates.

Research and development and intellectual property expenses increased by A$2.5 million to A$10.0 million in FY2018. The significant increase was expected and was primarily due to the increase in research and development expenses due to patient recruitment for our two IMP321 related clinical trials, AIPAC and TACTI-mel, and the development of our new product candidate IMP761. Corporate administrative expenses for FY2018 were A$7.2 million compared to A$4.3 million in FY2017.

5

REVIEW OF OPERATIONS continueddThis increase of A$2.9 million was primarily due to an increase of A$0.6 million in salary expense due to increased headcount and an increase in non-cash expenses including A$1.4 million in employee share-based payments and A$0.5 million in trans-action costs relating to the US capital raising. Whilst the loss after tax for FY2018 of A$12,746,020 was higher compared to A$9,367,206 for FY2017, mainly due to non¬cash expenses, the operating cash outflows reduced year on year from $8.5 million in FY2017 to $7.8 million in FY2018. Strategic Development The development of our four product candidates towards marketing approval forms Immutep’s core operational focus. Stra-tegically, the Company progresses these product candidates through preclinical and clinical development either on its own or in collaboration with its large pharmaceutical partners. AIPAC AIPAC is Immutep’s Phase IIb clinical trial that is evaluating efti in combination with paclitaxel in metastatic breast cancer. The primary clinical end-point of the study is Progression-Free Survival (PFS). During the financial year, clinical trial sites were opened across Germany, the UK, France, Hungary, Belgium, Poland and the Netherlands and are now actively recruiting and treating patients as part of the randomised and controlled phase of the study. The Company was pleased to report that a total of 113 patients had been enrolled in the trial by June 2018, marking the mid¬point of patient recruitment and first PFS data remains on track to be reported in calendar year 2019. TACTI-002 TACTI-002 is the Company’s announced Phase II clinical trial being conducted in collaboration with MSD. The trial will eval¬uate the combination of efti with MSD’s KEYTRUDA® (pembrolizumab) in patients with two different types of cancers: head and neck squamous cell carcinoma (2nd line) and non-small cell lung carcinoma (1st and 2nd line). Up to 110 patients will be recruited for the trial which will take place in up to 15 study centres across the U.S., Europe and Australia. During the financial year, the clinical team progressed its preparations for the trial, including developing the trial protocol, selecting clinical sites and submitting an investigational new drug (IND) application for efti with the U.S. Food and Drug Ad-ministration (FDA) in June 2018, following the Company’s Pre-Investigational IND meeting with the FDA in November 2017. In July 2018, Immutep announced the approval of the IND by the FDA. Immutep plans to commence the TACTI-002 study in the last quarter of calendar year 2018, with an expectation of reporting the first data from the trial in mid 2019. TACTI-mel In November 2017, Immutep was pleased to report encouraging interim data from its TACTI-mel Phase I clinical trial. This study is evaluating the combination of efti with KEYTRUDA® (pembrolizumab) in unresectable or metastatic melanoma pa¬tients. In February 2018, the Data and Safety Monitoring Board (DSMB) confirmed that the combination of efti with pembroli-zumab was safe and well tolerated at doses up to 30 mg per subcutaneous injection. Encouraged by the interim data and the positive outcome from the DSMB review, Immutep expanded the TACTI-mel study to include a fourth cohort (Part B) of six patients which will evaluate 30 mg of efti in combination with pembrolizumab starting at cycle one. Dosing for this cohort commenced in March 2018 and the cohort was fully recruited earlier this month. In May 2018, Immutep reported more mature data from the study, which supported earlier interim data that the combination therapy delivers a durable response in a subset of patients. Specifically, data from the initial three cohorts of the TACTI-mel trial yielded an Overall Response Rate (“ORR”) of 61% when the response rates from the initial four cycles of pembrolizumab monotherapy are used, and an ORR of 33% measured from the start of combination therapy where IMP321 was added at cycle five of pembrolizumab treatment. Encouragingly, two complete responses according to RECIST have been reported from the trial, out of 18 patients. Immutep expects to report updated data from TACTI-mel in November 2018. Part B of the study is ongoing and was fully recruited in August 2018. INSIGHT

REVIEW OF OPERATIONS continued Investigator Sponsored Trial INSIGHT is a collaborative study being conducted and directed by Immutep’s partner, IKF in Frankfurt, Germany. INSIGHT is investigating the potential for efti in different settings in terms of route of administration and indications. In July 2017, IKF re¬ceived the necessary approvals to commence the INSIGHT trial and has been recruiting patients. We expect IKF will report interim data from the trial in calendar year 2018. Preclinical development of IMP761 The preclinical development of our product candidate for autoimmune diseases, IMP761 has also advanced during the finan¬cial year, completing a preclinical study in cynomolgus monkeys. The Company expects to report data from the study later in the 2018 calendar year. Clinical development by Immutep’s partners Immutep’s commercial partners GSK and Novartis continued to progress the development of GSK2831781 (derived from Immutep’s IMP731 antibody) and LAG525 (derived from Immutep’s IMP701 antibody), respectively, during the financial year. The Company was pleased to note that Novartis expanded its clinical development program for LAG525 earlier this calendar year, now having three active clinical trials with LAG525 with a fourth trial expected to commence soon. GSK completed its Phase I study evaluating GSK2831781 in psoriasis in March 2018. In early 2018, Immutep’s partner CYTLIMIC commenced its phase I study evaluating CYTLIMIC’s proprietary peptide vaccine (which contains efti as an adjuvant) in hepatocarcinoma. The trial is being conducted at the Yamaguchi University Graduate School of Medicine and is the second trial conducted by CYTLIMIC with its vaccine. Our Chinese partner EOC Pharma, an oncology focused affiliate of Eddingpharm, commissioned the manufacture of Good Manufacturing Practice (GMP) batches of efti from our manufacturing partner in China, WuXi Biologics in June 2018. The GMP batches are to be used for EOC Pharma’s clinical development program for efti, following the grant of EOC Pharma’s Investigational New Drug (IND) application in China in December 2017, which resulted in a US$1 million milestone payment to Immutep. EOC Pharma is expected to commence a Phase I trial of efti in combination with paclitaxel in metastatic mela¬noma in September 2018. Preclinical study at Monash University Together with its research partner Monash University in Melbourne, Immutep was pleased to be awarded an Australian Research Council (ARC) Linkage Project scheme grant of A$360,000 in August 2017. The grant will help fund a research project into the role of LAG-3 in immune responses, which will be conducted by Professor Jamie Rossjohn of Monash’s Biomedicine Discovery Institute in collaboration with Immutep. Intellectual Property portfolio Immutep has a strong and continually expanding patent portfolio across major geographic markets. During the financial year, the Company continued to strengthen its intellectual property position, adding four new patents to its patent portfolio, name¬ly a Japanese patent and a European patent relating to efti (IMP321), a Japanese patent for IMP731, and a United States patent for LAG525 (IMP701). Outlook Over the last year, Immutep has observed increasing investment into the LAG-3 immunotherapy space, with more patients participating in more LAG-3 related clinical trials in 2018. We believe that LAG-3 will continue to attract investment from pharmacutical and biotechnology companies around the globe and Immutep intends to remain very active in terms of busi¬ness development. Immutep is expecting to report further data from its TACTI-mel and INSIGHT trials, as well as potential updates from our pharmaceutical partners during the 2019 financial year and will be preparing to report the first data from the AIPAC trial in calendar year 2019.

REVIEW OF OPERATIONS CONTINUED Clinical progress is also expected to continue as we commence our new TACTI-002 trial in Europe, Australia and in the US. Our Chinese partner, EOC Pharma, plans to commence its Phase I clinical trial in the coming months. This would bring the number of active clinical trials for efti alone to five, a very encouraging investment in this novel immunotherapy. On behalf of the Board and management team of Immutep, we thank you for your continued support and look forward to the coming twelve months with great optimism. Sincerely, Marc Voigt Executive Director & Chief Executive Officer (CEO) Immutep Limited 21 August 2018

DIRECTOR’S REPORT The directors present their report on the consolidated entity (referred to hereafter as the ‘consolidated entity’ or ‘group’) consisting of Immutep Limited (referred to hereafter as the ‘Company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the year ended 30 June 2018. Directors The following persons were directors of Immutep Limited during the whole of the financial year and up to the date of this report, unless otherwise stated: Dr Russell Howard (Non - Executive Chairman) - Note 1 Mr Pete Meyers (Non-Executive Director & Deputy Chairman) - Note 2 Mr Marc Voigt (Executive Director & Chief Executive Officer) Mr Grant Chamberlain (Non-Executive Director, appointed 21 August 2017) Ms Lucy Turnbull, AO (Non-Executive Chairman: prior to 17 November 2017) - Note 3 Mr Albert Wong (Non-Executive Deputy Chairman: prior to 17 November 2017) - Note 4 Note 1 - Dr Russell Howard was appointed as Non - Executive Chairman on 17 November 2017 Note 2 - Mr Pete Meyers was appointed as Deputy Chairman on 17 November 2017 Note 3 - Ms Lucy Turnbull, AO resigned as Non-Executive Director and Chairman on 17 November 2017 Note 4 - Mr Albert Wong resigned as Non-Executive Director and Deputy Chairman on 17 November 2017 Principal activities During the financial year the principal continuing activities of the consolidated entity consisted of research, development and commercialisation of biologicals. Dividends There were no dividends paid or declared during the current or previous financial year. Review of operations The loss for the consolidated entity after providing for income tax amounted to $12,746,020 (30 June 2017: $9,367,206). Refer to the Review of Operations on page 5 for further detail. Significant changes in the state of affairs Immutep was able to successfully complete in July 2017 its first capital raise using American Depository Shares (ADS) since listing on NASDAQ in 2012, raising approximately US$5 million (approximately A$6.5 million) and bringing several U.S. spe¬cialist healthcare institutional investors onto the share register. In March-April 2018, the company successfully raised a total of $13.16 million to support Immutep’s ongoing and planned im-muno-oncology clinical development program, its preclinical program in autoimmune disease and for general working capital purposes. There were no other significant changes in the state of affairs of the consolidated entity during the financial year. Matters subsequent to the end of the financial year On 31 July 2018, the company received approval of its Investigational New Drug (“IND”) application by the U.S. Food and Drug Administration (“FDA”) for eftilagimod alpha (“efti” or “IMP321”), a LAG-3Ig fusion protein. On 7 August, the company announced the grant of Canadian patent no. 2,685,584 entitled “Cytotoxic anti-LAG-3 monoclonal antibody and its use in the treatment or prevention of organ transplant rejection and autoimmune disease.” On 21 August, the company announced that it had received a 1,221,906 cash rebate from the French Government under its Credit d’Impot Recherche scheme (CIR).

DIRECTOR'S REPORT CONTINUED

Likely developments and expected results of operations

Information on likely developments in the operations of the consolidated entity are included in the Review of Operations on page 5. Information on the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental regulation

The consolidated entity is not subject to any significant environmental regulation under Australian Commonwealth or State law.

Information on directors



Dr Russell Howard	-	**Non-Executive Chairman**
Qualifications	-	PhD
Experience and expertise	-	Dr. Russell Howard is an Australian scientist, executive manager and entrepreneur. He was a pioneer in molecular parasitology and commercialization of "DNA Shuffling". He is an inventor of 9 patents and has over 150 scientific publications. After his PhD in biochemistry from the University of Melbourne, he held positions at several research laboratories, including the National Institutes of Health in the USA where he gained tenure. In industry, Dr. Howard worked at Schering-Plough's DNAX Research Institute in Palo Alto, CA; was the President and Scientific Director of Affymax, Inc. and co-founder and CEO of Maxygen, Inc. After its spin-out from Glax-oWellcome, as Maxygen's CEO, Dr. Howard led its IPO on NASDAQ and a secondary offering, raising US$ 260 million. Maxygen developed and partnered dozens of technology applications and products over 12 years of his tenure as CEO. After leaving Maxygen in 2008, he started the Cleantech company Oakbio, Inc. And remains involved in several innovative companies in the USA and Australia. He is currently Executive Chairman of NeuClone Pty Ltd.
Date of appointment	-	Appointed as Non-Executive Director on 8 May 2013 and appointed as Non-Executive Chairman on 17 November 2017
Other current directorships	-	None
Former directorships (in the last 3 years)	-	Circadian Technologies Ltd
Special responsibilities	-	Chair of Remuneration Committee and Member of Audit and Risk Committee (appointed 17 November 2017)



Mr Pete Meyers	-	**Non-Executive Director and Deputy Chairman**
Qualifications	-	BS, MBA
Experience and expertise	-	Pete Meyers is currently the Chief Financial Officer of Eagle Pharmaceuticals, Inc. (NASDAQ: EGRX). From May 2016 to January 2017, Mr. Meyers served as the Chief Financial Officer of Motif BioSciences Inc. (NASDAQ: MTFB; AIM: MTFB), where he led the execution of the company's November 2016 US IPO. From August 2013 to March 2016, Mr. Meyers served as Chief Financial Officer and Treasurer of TetraLogic Pharmaceuticals Corporation (NASDAQ: TLOG), where he led the execution of the company's December 2013 IPO and subsequent acquisition of Shape Pharmaceuticals, Inc. Prior to his role at TetraLogic, Mr. Meyers spent 18 years in health care investment banking, holding positions of increasing responsibility at Dillon, Read &Co., Credit Suisse First Boston LLC and, most recently, as Co-Head of Global Health Care Investment Banking at Deutsche Bank Securities Inc. Mr. Meyers is the Chairman and President of The Thomas M. Brennan Memorial Foundation, Inc. He earned a Bachelor of Science degree in Finance from Boston College and a Master of Business Administration degree from Columbia Business School.
Date of appointment	-	Appointed as Non-Executive Director on 12 February 2014 and appointed as Non-Executive Deputy Chairman on 17 November 2017
Other current directorships	-	None
Former directorships (in the last 3 years)	-	None
Special responsibilities	-	Chairman of the Audit & Risk Committee, Member of the Remuneration Committee (appointed 17 November 2017)

10

DIRECTOR'S REPORT CONTINUED



Mr Marc Voigt	-	Executive Director & Chief Executive Officer (CEO)
Qualifications	-	MBA
Experience and expertise	-	Marc has more than 18 years of experience in the financial and biotech industry, having joined the Immutep team in 2011 as the General Manager, European Operations based in Berlin, Germany. In May 2012, he became Immutep 's Chief Business Officer and in November 2012 its Chief Financial Officer, as well as continuing to focus on its European operations. Having started his career at the Allianz Group working in pension insurances and funds, he moved to net.IPO AG, a publicly-listed boutique investment bank in Frankfurt where he was focused on IPOs and venture capital investments. Marc then worked for a number of years as an investment manager for a midsize venture capital fund based in Berlin, specializing in healthcare. He also gained considerable operational experience while serving in different management roles with Revotar Biopharmaceuticals, Caprotec Bioanalytics and Medical Enzymes AG respectfully, where he handled several successful licensing transactions and financing rounds.
Date of appointment	-	9 July 2014
Other current directorships	-	None
Former directorships (in the last 3 years)	-	None
Special responsibilities	-	None



Mr Grant Chamberlain	-	Non-Executive Director
Qualifications	-	LLB (Hons), BCom
Experience and expertise	-	Mr Chamberlain is a principal of One Ventures, one of Australia's leading venture capital firms. He has over 20 years' experience in investment banking and has advised on many of the largest mergers and acquisitions transactions in Australia during that time. Mr Chamberlain was Head of Mergers & Acquisitions and Financial Sponsors Australia at Bank of America Merrill Lynch until June 2017 and prior to joining Bank of America Merrill Lynch in 2013, Mr Chamberlain held senior positions at Nomura Australia and Deutsche Bank. He began his career as a corporate lawyer at Freehill Hollingdale & Page. Mr Chamberlain earned a Bachelor of Laws with Honours and a Bachelor of Commerce from the University of Melbourne.
Date of appointment	-	21 August 2017
Other current directorships	-	None
Former directorships (in the last 3 years)	-	None
Special responsibilities	-	Member of the Audit and Risk Committee and Remuneration Committee (appointed 28 August 2017)

11

DIRECTOR'S REPORT CONTINUED



Ms Lucy Turnbull, AO	-	Former Non-Executive Chairman
Qualifications	-	LLB University of Sydney, MBA AGSM
Experience and expertise	-	Lucy Hughes Turnbull AO is an urbanist, businesswoman and philanthropist with longstanding interest in cities and their planning and technological and social innovation. She chaired ASX listed WebCentral Ltd from 2004-06 when it was acquired by ASX listed Melbourne IT Limited. She was a director of Melbourne IT from 2006-2010 and was a director of Sealink Travel Group Ltd in 2015. She is Chief Commissioner of the Greater Sydney Commission and chairs the Committee for Sydney. She was previously Deputy Chair of the COAG Reform Council's Cities Expert Panel advising on its Metropolitan Strategic Planning Report. She was the first female Lord Mayor of the City of Sydney from 2003-4 and before that was Deputy Mayor from 1999-2003. She was a board member of the Cancer Institute of NSW and the Australian Technology Park, Redfern. In 2012 she was awarded an Honorary Doctorate of Business by the University of NSW for her contribution to business, philanthropy and local government. In 2011 she became an Officer of the Order of Australia for distinguished service to the community, local government and business.
Date of appointment	-	7 October 2010
Date of resignation	-	17 November 2017
Other current directorships	-	None
Former directorships (in the last 3 years)	-	Sealink Travel Group Ltd
Special responsibilities	-	Chairman of the Remuneration Committee and member of the Audit and Risk Committee (up to 17 November 2017)



Mr Albert Wong	-	Former Non-Executive Director and Deputy Chairman
Qualifications	-	Bachelor of Commerce (UNSW), F Fin, MSDIA, FAICD
Experience and expertise	-	Originally from Hong Kong, Mr Wong has been involved in the investment banking and stockbroking industry for some 35 years, he has and continues to serve on various boards including Kyckr Limited. Albert's philanthropic activities include serving on the boards of UNSW Foundation, The Children's Medical Research Institute, Australian Museum Foundation and Honorary Life Governor of the Physics Foundation at the University of Sydney.
Date of appointment	-	28 April 2010
Date of resignation	-	17 November 2017
Other current directorships	-	Kyckr Ltd
Former directorships (in the last 3 years)	-	None
Special responsibilities	-	Member of the Audit and Risk Committee and Remuneration Committee (up to 17 November 2017)

'Other current directorships' quoted above are current directorships for listed entities only and excludes directorships in all other types of entities, unless otherwise stated.

'Former directorships' (in the last 3 years) quoted above are directorships held in the last 3 years for listed entities only and excludes directorships in all other types of entities, unless otherwise stated.

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DIRECTOR’S REPORT CONTINUED Meetings of directors The number of meetings of the Company’s Board of Directors and of each board committee held during the year ended 30 June 2018, and the number of meetings attended by each director were: Attended Held Attended Held Attended Held Dr Russell Howard 4 4 1 1 - 1 Mr Pete Meyers 4 4 - - 2 2 Mr Marc Voigt 4 4 1 1 1 1 Mr Grant Chamberlain 4 4 - - 1 1 (appointed 21 August 2017) 4 4 - - 1 1 Ms Lucy Turnbull, AO 2 2 1111 (resigned 17 November 2017) 2 2 1 1 1 1 Mr Albert Wong 12 1 1 (resigned 17 November 2017) 1 2 - 1 - 1 Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee. Management directory Ms Deanne Miller, Chief Operating Officer, General Counsel & Company Secretary Ms Miller has broad commercial experience having held legal, investment banking, regulatory compliance and tax advisory positions, including, Legal Counsel at RBC Investor Services, Asso¬ciate Director at Westpac Group, Legal & Compliance Manager at Macquarie Group, Regulatory Compliance Analyst at the Australian Securities and Investment Commission, and Tax Advisor at KPMG. She joined Immutep as General Counsel and Company Secretary in October 2012 and was promoted to the role of Chief Operating Officer in November 2016. She has a Combined Bachelor of Laws (Honours) and Bachelor of Commerce, Accounting and Finance (double major) from the University of Sydney. She is admitted as a solicitor in NSW and member of the Law Society of NSW. Dr Frederic Triebel, Chief Scientific Officer & Chief Medical Officer Frederic Triebel, MD Ph.D., was the scientific founder of Immutep S.A. (2001) and served as the Scientific and Medical Director at Immutep from 2004. Before starting Immutep, he was Professor in Immunology at Paris University. While working at Institut Gustave Roussy (IGR), a large cancer cen¬tre in Paris, he discovered the LAG-3 gene in 1990 and continued working on this research program since then, identifying the functions and medical usefulness of this molecule. He headed a research group at IGR while also being involved in the biological follow-up of cancer patients treated in Phase I/II immunotherapy trials. He was Director of an INSERM Unit from 1991 to 1996. First trained as a clinical haematologist, Prof. Triebel holds a Ph.D. in immunology (Paris University) and successfully devel¬oped several research programs in immunogenetics and immunotherapy, leading to 144 publications and 16 patents.

DIRECTOR’S REPORT CONTINUED REMUNERATION REPORT (AUDITED) The Directors are pleased to present the 2018 remuneration report which sets out remuneration information for Immutep Limited’s Non-Executive Directors, Executive Directors, and key management personnel. Directors and key management personnel disclosed in this report Name Position Dr Russell Howard Non - Executive Chairman Mr Pete Meyers Non - Executive Director and Deputy Chairman Mr Marc Voigt Executive Director & Chief Executive Officer Mr Grant Chamberlain (appointed 21 August 2017) Non- Executive Director Ms Lucy Turnbull, AO (resigned 17 November 2017) Non - Executive Chairman Mr Albert Wong (resigned 17 November 2017) Non - Executive Deputy Chairman Key management personnel Ms Deanne Miller Chief Operating Officer, General Counsel & Company Secretary Dr Frederic Triebel Chief Scientific Officer & Chief Medical Officer The remuneration report is set out under the following main headings: A Principles used to determine the nature and amount of remuneration B Details of remuneration C Service agreements D Share-based compensation A. Principles used to determine the nature and amount of remuneration Remuneration Policy Remuneration of all Executive and Non-Executive Directors and Officers of the Company is determined by the Remuneration Committee. Remuneration Governance The Remuneration Committee is a committee of the board. It is primarily responsible for making recommendations to the board on: non-Executive Director fees remuneration levels of executive directors and other key management personnel the over-arching executive remuneration framework and operation of the incentive plan, and key performance indicators (KPI) and performance hurdles for the executive team. Their objective is to ensure that remuneration policies and structures are fair and competitive and aligned with the long-term interests of the Company. The Corporate Governance Statement provides further information on the role of this committee.

DIRECTOR’S REPORT CONTINUED Non-Executive Directors’ fees Non-Executive Directors’ fees Non-executive directors’ cash fees are determined within an aggregate directors’ fee pool limit, which is periodically recom¬mended for approval by shareholders. The maximum currently stands at $500,000 per annum and was approved by share¬holders at the annual general meeting on 26 November 2010. The remuneration paid to each director is inclusive of committee fees. No retirement benefits are payable other than statutory superannuation, if applicable. The 3rd edition of the Corporate Governance Principles and Recommendations released by the ASX Corporate Governance Council (Council) specifies that it is generally acceptable for non-executive directors to receive securities as part of their remuneration to align their interest with the interests of other security holders, however non-executive directors should not receive performance-based remuneration as it may lead to bias in their decision making and compromise their objectivity. Accordingly, as a means of attracting and retaining talented individuals, given the fiscal constraints of a development stage company, the Board has chosen to grant equity in the form of performance rights which vest based only on meeting continu¬ous service conditions. Non-Executive Directors do not receive performance based bonuses and prior shareholder approval is required to participate in any issue of equity. Executive remuneration policy and framework In determining executive remuneration, the board aims to ensure that remuneration practices are: competitive and reasonable, enabling the Company to attract and retain key talent from both the domestic and international market places, aligned to the Company’s strategic and business objectives and the creation of shareholder value, transparent, and acceptable to shareholders. The executive remuneration framework has three components: base pay and benefits, including superannuation, social security payments and health insurance shortterm performance incentives, and longterm incentives through participation in employee option plans and the grant of performance rights. Executive remuneration mix In accordance with the Company’s objective to ensure that executive remuneration is aligned to Company performance, a portion of the executives’ target pay is “at risk”. Base pay and benefits Executives receive their base pay and benefits structured as a total employment cost (TEC) package which may be delivered as a combination of cash and prescribed non-financial benefits at the executives’ discretion. Executives are offered a compet¬itive base pay that comprises the fixed component of pay and rewards. Independent remuneration information is obtained from sources such as independent salary surveys to ensure base pay is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive’s pay is competitive with the market. In order to obtain the experience required to achieve the Company’s goals, it has been necessary to recruit management from the international marketplace. Accordingly, executive pay is also viewed in light of the market from which our executives are recruited in order to be competitive with the relevant market. An executive’s pay is also reviewed on promotion. There are no guaranteed base pay increases included in any executives’ contracts. Superannuation benefits are paid on behalf of Australian based executives. At this stage of the Company’s development, shareholder return is enhanced by the achievement of milestones in the devel¬opment of the Company’s products. The Company’s Remuneration Policy is not directly based on its financial performance, rather on industry practice, given the Company operates in the biotechnology sector and the Company’s primary focus is research activities with a long-term objective of developing and commercialising the research & development results. At senior management level, performance pay is partly determined by achieving successful capital raising milestones to support its clinical programs and the achievement of clinical milestones in a manner that aligns the executive’s performance pay with value creation for shareholders.

DIRECTOR’S REPORT CONTINUED The Company envisages its earnings will remain negative whilst the Company continues in the research and development phase. Shareholder wealth reflects this speculative and volatile market sector. Short-term incentives Executives have the opportunity to earn an annual short-term incentive (STI) depending on their accountabilities and impact on the organisation. STIs may be awarded at the end of a performance review cycle for meeting group and individual mile¬stone achievements that align to the Company’s strategic and business objectives at the discretion of the board. The remuneration committee is responsible for determining the amount of STI to be awarded. To assist in this assessment, the committee receives reports on performance from management. The committee has the discretion to adjust short-term incentives downwards in light of unexpected or unintended circumstances. In the current pre-commercialisation stage of the Company’s development, it is the Board’s preference to issue non-cash STIs except in unusual circumstances. Non-cash STIs are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2015 Annu¬al General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with shareholders’ interests. As a result of that review, this ‘umbrella’ EIP was adopted to allow eligible executives to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remunera¬tion opportunities and will reflect the importance of retaining a world-class management team. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in the United States, France, Germany, and Australia. Long-term incentives Long-term incentives (LTI) are also provided to certain employees via the EIP. The LTI is intended to: reward high performance and to encourage a high-performance culture align the interest of executives and senior management with those of the company and shareholders provide the company with the means to compete for talented staff by offering remuneration that includes an equity-based component, like many of its competitors Assist with the attraction and retention of key personnel. Executives and senior managers eligible to participate in the LTI are considered by the Board to be in roles that have the opportunity to significantly influence long-term shareholder value. The Company may issue eligible participants with performance rights which entitle the holder to subscribe for or be trans¬ferred one fully paid ordinary share of the Company for no consideration. Equity-settled performance rights carry no dividend or voting rights. The performance rights are issued to executive directors and employees for no consideration and are subject to the continu¬ing employment and lapse upon resignation, redundancy or termination, or failure to achieve the specified performance vest¬ing condition. The performance rights will immediately vest and become exercisable if in the Board’s opinion a vesting event occurs (as defined in the plan rules) such as a takeover bid or winding up of the Company. If the performance rights vest and are exercised, the employee receives ordinary shares in the Company for no consideration. Voting and comments made at the Company’s 2017 Annual General Meeting The Company received an 92.71% “yes” vote on its remuneration report for the 2017 financial year. The Company addressed specific feedback at the AGM or throughout the year on its remuneration practices.

DIRECTOR'S REPORT CONTINUED

B. Details of remuneration

Amounts of remuneration

Details of the remuneration of the directors and key management personnel (defined as those who have the authority and responsibility for planning, directing and controlling the major activities of the consolidated entity) are set out in the following tables.

30-Jun-18	Short-term Benefits			Post Employment Benefits	Long-term Benefits		Share-based Payments		Total
	Cash salary and fees	Cash bonus	Non Monetary	Super-annuation	Long service leave	Termination benefits	Executive Performance Rights	Options Issued	
	$	$	$	$	$	$	$	$	$
Dr R Howard	90,000	-	-	-	-	-	-	-	90,000
Mr P Meyers	-	-	136,007[1,2]	-	-	-	-	-	136,007
Mr M Voigt	400,566	101,970	-	-	-	-	836,591[4,5]	-	1,339,127
Mr G Chamberlain	-	-	138,387[3]	-	-	-	-	-	138,387
Ms L Turnbull, AO	57,300	-	-	5,443	-	-	-	-	62,743
Mr A Wong	32,215	-	-	3,060	-	-	-	-	35,275
Other Key Management Personnel									
Dr F Triebel	261,721	9,620	-	-	-	-	514,991[4,5]	-	786,332
Ms D Miller	218,333	75,000	-	27,867	11,429	-	388,656[4,5]	-	721,285
	1,060,135	**186,590**	**274,394**	**36,370**	**11,429**	**-**	**1,740,238**	**-**	**3,309,156**

[1] Mr Pete Meyers was issued 7,720,588 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 14 November 2014.
The first tranche of his performance rights vested to him i.e. 1,715,686 converted to ordinary shares immediately after the shareholder approval was received. (Being for service from date of appointment to 30 September 2014). The second tranche of 2,573,529 performance rights vested on 1 October 2015. (Being for service from 1 October 2014 to 30 September 2015); The third tranche of 2,573,529 performance rights vested on 1 October 2016. (Being for service from 1 October 2015 to 30 September 2016); The final 857,844 vested on 1 October 2017. (Being for service from 1 October 2016 to 31 January 2017).

[2] Mr Pete Meyers was issued 10,023,350 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 25 November 2016.
The first tranche of his performance rights (1,814,249 rights) vested on 1 October 2017. (Being for service from 1 February 2017 to 30 September 2017). The second tranche of 2,736,367 performance rights is due to vest on 1 October 2018. (Being for service from 1 October 2017 to 30 September 2018); The third tranche of 2,736,367 performance rights is due to vest on 1 October 2019. (Being for service from 1 October 2018 to 30 September 2019); The final 2,736,367 will vest on 1 October 2020. (Being for service from 1 October 2019 to 30 September 2020).

[3] Mr G Chamberlain was issued 13,272,356 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 17 November 2017.

The first tranche of his performance rights (4,739,293 rights) is due to vest on 1 October 2018. (Being for service from 21 August 2017 to 30 September 2018). The second tranche of 4,266,531 performance rights is due to vest on 1 October 2019. (Being for service from 1 October 2018 to 30 September 2019); The third tranche of 4,266,531 performance rights is due to vest on 1 October 2020. (Being for service from 1 October 2019 to 30 September 2020).

[4] Performance Rights issued in prior years vested as follows:
- *1/3 vested on 5 August, 2015 to Mr M Voigt and Ms D Miller and on 31 January 2016 for Dr F Triebel.*
- *1/3 vested on 5 August, 2016 to Mr M Voigt, Ms D Miller and Dr F Triebel.*
- *1/3 vested on 5 August, 2017 to Mr M Voigt, Ms D Miller and Dr F Triebel.*

[5] The Performance Rights issued to Mr M Voigt, Ms D Miller and Dr F Triebel on 4 December 2017 vested as follows:
- *1/3 vested on 4 December 2017 to Mr M Voigt, Ms D Miller and Dr F Triebel.*

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person's employment contract.
For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

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DIRECTOR'S REPORT

CONTINUED

30-Jun-17	Short-term Benefits			Post Employment Benefits	Long-term Benefits		Share-based Payments		Total
	Cash salary and fees	Cash bonus	Non Monetary	Super-annuation	Long service leave	Termi-nation benefits	Executive Performance Rights	Options Issued	
	$	$	$	$	$	$	$	$	$
Ms L Turnbull, AO	137,520	-	-	13,064	-	-	-	-	150,584
Mr A Wong	84,040	-	-	7,984	-	-	-	-	92,024
Dr R Howard	90,000	-	-	-	-	-	-	-	90,000
Mr P Meyers	-	-	189,810[1,2]	-	-	-	-	-	189,810
Mr M Voigt	328,802	-	-	-	-	-	339,355[3]	-	668,157
Other Key Management Personnel									
Dr F Triebel	245,616	-	-	-	-	-	136,231[3]	-	381,847
Ms D Miller	180,384	-	-	17,136	6,879	-	162,051[3]	-	366,450
	1,066,362	**-**	**189,810**	**38,184**	**6,879**	**-**	**637,637**	**-**	**1,938,972**

[1] Mr Pete Meyers was issued 7,720,588 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 14 November 2014.
The first tranche of his performance rights vested to him i.e. 1,715,686 converted to ordinary shares immediately after the shareholder approval was received. (Being for service from date of appointment to 30 September 2014). The second tranche of 2,573,529 performance rights vested on 1 October 2015. (Being for service from 1 October 2014 to 30 September 2015); The third tranche of 2,573,529 performance rights vested on 1 October 2016. (Being for service from 1 October 2015 to 30 September 2016); The final 857,844 will vest on 1 October 2017. (Being for service from 1 October 2016 to 31 January 2017).

[2] The majority of the Performance Rights issued in prior years vested as follows:
- *1/3 vested on 5 August, 2015 to Mr M Voigt and Ms D Miller and on 31 January 2016 for Dr F Triebel.*
- *1/3 vested on 5 August, 2016 to Mr M Voigt, Ms D Miller and Dr F Triebel.*
- *1/3 vested on 5 August, 2017 to Mr M Voigt, Ms D Miller and Dr F Triebel.*

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person's employment contract.
For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

Name	Fixed remuneration		At risk – STI		At risk – LTI	
	2018	2017	2018	2017	2018	2017
Non-Executive directors						
Dr R Howard	100%	100%	-	-	-	-
Mr Pete Meyers	100%	100%	-	-	-	-
Mr Grant Chamberlain	100%	100%	-	-	-	-
Ms L Turnbull, AO	100%	100%	-	-	-	-
Mr A Wong	100%	100%	-	-	-	-
Executive directors						
Mr M Voigt	30%	49%	8%	-	62%	51%
Other Key Management Personnel						
Dr F Triebel	34%	64%	1%	11%	65%	25%
Ms D Miller	35%	56%	11%	-	54%	44%

18

DIRECTOR'S REPORT CONTINUED

C. Service agreements

Remuneration and other terms of employment for key management personnel are formalised in service agreements. The service agreements specify the components of remuneration, benefits and notice periods. Participating in the STI and LTI plans is subject to the Board's discretion. Compensation paid to key management personnel is determined by the Remuneration Committee on an annual basis with reference to market salary surveys. Determination of compensation for Non-Executive Directors is detailed on pages 15, 16 and 17 of the directors' report. Details of the current terms of these agreements are below. Unless stated otherwise, all salaries quoted below are as at 30 June 2018.

Mr Marc Voigt	-	Executive Director & CEO
Agreement commenced:	-	9 July 2014
Details	-	The initial term was for a period of 3 years and has been extended to 6 years. Each party is to provide at least 6 months' notice of its intention to extend the term of the contract. The contract can be terminated by the company giving 12 months' notice or by Marc giving 6 months' notice. Immutep may make payments in lieu of the period of notice, or for any unexpired part of that notice period.
Base salary including superannuation	-	EUR 250,000

Ms Deanne Miller	-	Chief Operating Officer, General Counsel & Company Secretary
Agreement commenced:	-	17 October 2012
Details	-	The agreement can be terminated with 6 months' notice. The termination terms are payment of base salary in lieu of notice period.
Base salary including superannuation	-	AUD 240,900

Dr Frédéric Triebel	-	Chief Scientific Officer & Chief Medical Officer
Agreement commenced:	-	12 December 2014
Details	-	Each of the parties may terminate the employment contract and the present Amendment, subject to compliance with the law and the Collective Bargaining Agreement ("CBA") and notably to a 6-month notice period as set forth in the CBA. The party which fails to comply with the notice period provisions shall be liable to pay the other an indemnity equal to the salary for the remainder of the notice period.
Base salary including superannuation	-	EUR 170,000

Key management personnel have no entitlement to termination payments in the event of removal for misconduct or gross negligence.

D. Share-based compensation

Issue of shares

There were no shares issued to directors and key management personnel as part of compensation during the year ended 30 June 2018. During the year 54,825,086 performance rights and options were exercised and converted into ordinary shares.

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DIRECTOR'S REPORT CONTINUED

Options

There are no options which were granted in prior years which affected remuneration in this financial year or future reporting years. Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share.

Shares provided on exercise of remuneration options
No ordinary shares in the Company have been issued as a result of the exercise of remuneration options by a director.

Performance rights

The terms and conditions of each grant of performance rights affecting remuneration of key management personnel in this financial year or future reporting years are as follows:

Grant date *	Type of performance right granted	Vesting date and exercisable date	Number of performance rights	Value per right at grant date	Vested and exercised 30 June 2018
				$	%
19 Sep 14(b)	LTI – Tranche 1	2 Oct 17	2,757,353	0.044	-
19 Sep 14(b)	LTI – Tranche 2	1 Oct 18	919,118	0.044	-
14 Nov 14(b)	LTI – Tranche 1	2 Oct 17	9,191,177	0.038	-
14 Nov 14(b)	LTI – Tranche 2	1 Oct 18	3,063,725	0.040	-
14 Nov 14(c)	Fixed short-term benefits	1 Oct 17	857,844	0.037	100
5 Aug 15(c)	LTI	5 Aug 17	14,000,001	0.047	100
7 Mar 16(a)	STI	5 Aug 17	1,486,326	0.041	100
25 Nov 16(c)	Fixed short-term benefits	1 Oct 17	1,814,249	0.038	100
25 Nov 16(c)	Fixed short-term benefits	1 Oct 18	2,736,367	0.038	-
25 Nov 16(c)	Fixed short-term benefits	1 Oct 19	2,736,367	0.038	-
25 Nov 16(c)	Fixed short-term benefits	1 Oct 20	2,736,367	0.038	-
17 Nov 17(c)	LTI – Tranche 2	1 Oct 18	4,739,294	0.024	-
17 Nov 17(c)	LTI – Tranche 3	1 Oct 19	4,266,531	0.024	-
17 Nov 17(c)	LTI – Tranche 4	1 Oct 20	4,266,531	0.024	-
17 Nov 17(c)	LTI – Tranche 5	1 Dec 17	16,666,667	0.024	100
17 Nov 17(c)	LTI – Tranche 6	1 Dec 18	16,666,667	0.024	-
17 Nov 17(c)	LTI – Tranche 7	1 Dec 19	16,666,666	0.024	-
29 Nov 17(a)	LTI – Tranche 5	1 Dec 17	20,000,000	0.023	100
29 Nov 17(a)	LTI – Tranche 6	1 Dec 18	20,000,000	0.023	-
29 Nov 17(a)	LTI – Tranche 7	1 Dec 19	20,000,000	0.023	-

(a) Performance hurdles based on individual KPIs have been set for performance rights granted.

(b) Performance hurdle representing 100% of the total number of performance rights granted – Compound Annual Growth Rate (CAGR) in the share price over the measurement period of at least 20%.

(c) No performance hurdles have been set with respect to these performance rights granted.

** In addition to the performance hurdles set, the participant must be employed by the company on the vesting date.*

Performance rights granted under the plan carry no dividend or voting rights.

When exercisable, each performance right is convertible into one ordinary share.

Details of performance rights over ordinary shares in the Company provided as remuneration to each director and each of the key management personnel are set out below. The table further shows the percentages of the options granted under the Employee Option Plan that vested and/or were forfeited during the year.

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DIRECTOR'S REPORT CONTINUED

Details of bonuses and share-based compensation

For each cash bonus and grant of performance rights included in the tables on page 17 and 18, the percentage of the available bonus or grant that was paid, or that vested, in the financial year, and the percentage that was forfeited because the person did not meet the vesting criteria is set out below.

Name	Cash bonus		Share-based compensation benefits (performance rights)							
	Paid	Forfeited	Year granted	No Granted	Value of rights at grant date	Vested	Number of rights vested/ excercised during the year	Value of rights at exercise date*********	Forfeited	Financial years in which rights may vest
	%	%			$	%		$	%	
Mr P Meyers	-	-	2014*	7,720,588	285,662	100.00	857,844	19,730	-	2015, 2016, 2017 & 2018
			2017**	10,233,350	384,616	18.10	1,814,249	41,728	-	2018, 2019, 2020 & 2021
Mr M Voigt	-	-	2014***	16,323,529	623,051	24.92	-	-	-	2016, 2018 & 2019
			2016****	20,000,000	940,000	100.00	6,666,666	173,333	-	2016, 2017 & 2018
			2017********	50,000,000	1,200,000	33.33	16,666,667	416,667	-	2018, 2019 & 2020
Mr F Triebel	-	-	2016*****	11,486,326	470,000	58.07	4,819,660	125,311	-	2016, 2017 & 2018
			2017******	35,000,000	805,000	33.33	11,666,666	291,667	-	2018, 2019 & 2020
Ms D Miller	-	-	2014***	6,127,451	265,375	40.00	-	-	-	2016, 2018 & 2019
			2016****	12,000,000	564,000	100.00	4,000,000	104,000	-	2016, 2017 & 2018
			2017******	25,000,000	575,000	33.33	8,333,334	208,333	-	2018, 2019 & 2020

* 7,720,588 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 14 November 2014.
The first tranche of his performance rights vested to him i.e. 1,715,686 converted to ordinary shares immediately after the shareholder approval was received. (Being for service from date of appointment to 30 September 2014). The second tranche of 2,573,529 performance rights vested on 1 October 2015. (Being for service from 1 October 2014 to 30 September 2015); The third tranche of 2,573,529 performance rights vested on 1 October 2016. (Being for service from 1 October 2015 to 30 September 2016); The final 857,844 vested on 1 October 2017. (Being for service from 1 October 2016 to 31 January 2017).

** 10,023,350 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 25 November 2016.
The first tranche of his performance rights vested on 1 October 2017. (Being for service from 1 February 2017 to 30 September 2017). The second tranche of 2,736,367 performance rights is due to vest on 1 October 2018. (Being for service from 1 October 2017 to 30 September 2018); The third tranche of 2,736,367 performance rights is due to vest on 1 October 2019. (Being for service from 1 October 2018 to 30 September 2019); The final 2,736,367 will vest on 1 October 2020. (Being for service from 1 October 2019 to 30 September 2020).

*** Performance rights were granted under the EIP. Short term incentive performance rights vest on 1 October 2015. Long term incentive performance rights vest in two tranches as follows:
- 75% to vest on 2 October, 2017
- 25% to vest on 1 October, 2018

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person's employment contract.

**** Performance rights were granted under the EIP. Long term incentive performance rights vest in three tranches as follows:
- 1/3 vested on 5 August, 2015
- 1/3 vested on 5 August, 2016
- 1/3 vested on 5 August, 2017

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person's employment contract.

***** Performance rights were granted under the EIP. 1,486,326 short term incentive performance rights vested on 5 August 2017 subject to meeting pre-determined KPIs. 10,000,000 long term incentive performance rights vest in three tranches as follows:
- 1/3 vested on 31 January, 2016
- 1/3 vested on 5 August, 2016
- 1/3 vested on 5 August, 2017

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person's employment contract.

****** Performance rights were granted under the EIP. Long term incentive performance rights vest in three tranches as follows:
- 1/3 vested on 1 December, 2017
- 1/3 to vest on 1 December, 2018
- 1/3 to vest on 1 December, 2019

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period and meeting pre-determined KPIs. The performance rights are subject to accelerated vesting according to agreed terms in each person's employment contract.

******** Performance rights were granted under the EIP. Long term incentive performance rights vest in three tranches as follows:
- 1/3 vested on 1 December, 2017
- 1/3 to vest on 1 December, 2018
- 1/3 to vest on 1 December, 2019

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person's employment contract.

********* The value at the exercise date of performance rights that were granted as part of remuneration and were exercised during the year has been determined as the intrinsic value of the performance rights at that date.

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DIRECTOR'S REPORT CONTINUED

Equity instruments held by key management personnel

The tables on the following page show the number of:

(i) Options over ordinary shares in the company

(ii) Performance rights over ordinary shares in the company

(iii) Shares in the company that were held during the financial year by key management personnel of the group, including their close family members and entities related to them.

There were no shares granted during the reporting period as compensation.

(i) Options holdings

2018	Balance at start of the year	Granted	Exercised	Other Changes[1]	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares							
Dr Russell Howard	-	-	-	-	-	-	-
Mr Pete Meyers	-	-	-	-	-	-	-
Mr Marc Voigt	643,629	-	-	(643,629)	-	-	-
Mr Grant Chamberlain	-	-	-	-	-	-	-
Ms Lucy Turnbull, AO	-	-	-	-	-	-	-
Mr Albert Wong	-	-	-	-	-	-	-
Ms Deanne Miller	121,212	-	-	(121,212)	-	-	-
Dr Frédéric Triebel[2]	24,000,600	-	-	-	24,000,600	24,000,600	-
	24,765,441	**-**	**-**	**(764,841)**	**24,000,600**	**24,000,600**	**-**

[1] *The above options lapsed during the year ended 30 June 2018.*

[2] *This amount represents warrants which were issued to Dr Frédéric Triebel upon the acquisition of Immutep.*

(ii) Performance Rights holdings

2018	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Performance rights over ordinary shares							
Dr Russell Howard	-	-	-	-	-	-	-
Mr Pete Meyers	10,881,194	-	(2,672,093)	-	8,209,101	-	8,209,101
Mr Marc Voigt	18,921,569	50,000,000	(23,333,333)	-	45,588,236	-	45,588,236
Mr Grant Chamberlain	-	13,272,356	-	-	13,272,356	-	13,272,356
Ms Lucy Turnbull, AO	-	-	-	-	-	-	-
Mr Albert Wong	-	-	-	-	-	-	-
Ms Deanne Miller	7,676,471	25,000,000	(12,333,334)	-	20,343,137	-	20,343,137
Dr Frédéric Triebel	4,819,660	35,000,000	(16,486,326)	-	23,333,334	-	23,333,334
	42,298,894	**123,272,356**	**(54,825,086)**	**-**	**110,746,164**	**-**	**110,746,164**

22

DIRECTOR'S REPORT CONTINUED

(iii) Ordinary Share holdings

2018	Balance at start of the year	Received during the year on exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares					
Dr Russell Howard	-	-	-	-	-
Mr Pete Meyers	6,862,744	2,672,093	-	-	9,534,837
Mr Marc Voigt	18,271,960	23,333,333		-	41,605,293
	45*	-	-	-	45
Mr Grant Chamberlain	-	-	-	-	-
Ms Lucy Turnbull, AO**	20,359,576	-	-	(20,359,576)	-
Mr Albert Wong**	3,837,500	-	-	(3,837,500)	-
Ms Deanne Miller	8,243,572	12,333,334	-	(808,488)	19,768,418
Dr Frédéric Triebel	15,978,049	16,486,326	-	-	32,464,375
Total ordinary shares	**73,553,401**	**54,825,086**	**-**	**(25,005,564)**	**103,372,923**
Total ADR	**45**	**-**	**-**	**-**	**45**

* *American Depository Receipts (ADR) traded on the NASDAQ.*

*** At the date of resignation, the shareholding balance for Ms Lucy Turnbull and Mr Albert Wong are 20,359,576 shares and 3,837,500 shares respectively. The changes during the year is not the actual disposal of the shares. It represents derecognition due to the fact that they ceased to be directors of the company.*

Shares under option

Unissued ordinary shares of Immutep Limited under option at the date of this report are as follows:

Date options granted	Expiration Date	Exercise Price	Number	Listed/Unlisted Options
12 December 2014	12 December 2018	$0.05019	147,628,500	Unlisted
5 August 2015	4 August 2020	$0.0237	371,445,231	Unlisted
30 October 2015	30 October 2020	$0.057	793,103	Unlisted
7 March 2016	7 March 2021	$0.040	1,026,272	Unlisted
5 August 2015	4 August 2025	$0.025	8,475,995	Unlisted
4 July 2017	5 January 2023	US$0.025*	197,345,100*	Listed on NASDAQ
			726,714,201	

No option holder has any right under the options to participate in any other share issue of the Company or any other entity.

** 1 American Depository Shares (ADS) listed on NASDAQ equals 100 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up and the exercise price adjusted accordingly in the above table to be comparable.*

23

DIRECTOR’S REPORT CONTINUED Indemnity and insurance of officers During the financial year, the Company paid a premium to insure the directors and officers of the Company and its controlled entities. The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. Indemnity and insurance of auditor The Company has not during or since the end of this financial year indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor. During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity. Proceedings on behalf of the Company No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings. No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001. Non-audit services The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the group are important. The board of directors has considered the position and, in accordance with advice received from the Audit and Risk Com¬mittee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons: all non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

DIRECTOR’S REPORT CONTINUED During the year the following fees were paid or payable for non-audit services provided by the auditor of the parent entity, its related practices and non-related audit firms: Consolidated 30 June 2018 30 June 2017 $ $ Other services Network firm of PricewaterhouseCoopers Australia Due Diligence services Total remuneration for non-audit services - 200,000 Auditor’s independence declaration A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 27. Auditor Dr Russell Howard Chairman Sydney 21 August 2018

CORPORATE GOVERNANCE STATEMENT The Board is committed to achieving and demonstrating the highest standards of corporate governance. The Board continues to refine and improve the governance framework and practices in place to ensure they meet the interests of shareholders. The Company complies with the Australian Securities Exchange (ASX) Corporate Governance Council’s Corporate Governance Principles and Recommendations - 3RD edition (the Principles). A copy of the company’s Corporate Governance Statement is available at the company’s website at the following address www.immutep.com/about-us/corporate-governance.html

AUDITOR'S INDEPENDENCE DECLARATION

CONTINUED

pwc

Auditor's Independence Declaration

As lead auditor for the audit of Immutep Limited for the year ended 30 June 2018, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Immutep Limited and the entities it controlled during the period.

Eddie Wilkie

Eddie Wilkie
Partner
PricewaterhouseCoopers

Sydney
21 August 2018

PricewaterhouseCoopers, ABN 52 780 433 757
One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001
T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au
Level 11, 1PSQ, 169 Macquarie Street, Parramatta NSW 2150, PO Box 1155 Parramatta NSW 2124
T: +61 2 9659 2476, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

27

FINANCIAL STATEMENTS Contents CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME 29 CONSOLIDATED BALANCE SHEET 30 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY 31 CONSOLIDATED STATEMENT OF CASH FLOWS 32 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 33 DIRECTORS’ DECLARATION 70 INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF IMMUTEP LIMITED 71 SHAREHOLDER INFORMATION 77 General information These financial statements are the consolidated financial statements of the consolidated entity consisting of Immutep Limited and its subsidiaries. The financial statements are presented in the Australian currency. Immutep Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is: Level 12 95 Pitt Street Sydney NSW 2000 A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of oper-ations and activities on pages 5 to 8 and in the directors’ report on pages 9 to 25, both of which are not part of these financial statements. Through the use of the internet, we have ensured that our corporate reporting is timely and complete. All press releases, financial reports and other information are available on our website: www.immutep.com

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED 30 JUNE 2018 Note Consolidated 30 June 2018 30 June 2017 $ $ Revenue License revenue 2,630,484 - Other income Miscellaneous income 1,008,678 800,460 Grant income 3,214,441 3,316,273 Net gain on foreign exchange 322,518 433 Interest income 177,186 104,368 Total revenue and other income 7,353,307 4,221,534 Expenses Research & development and intellectual property 5 (9,989,830) (7,525,744) Corporate administrative expenses 5 (7,242,061) (4,346,952) Depreciation and amortisation expense 5 (1,808,929) (1,701,615) Net loss on fair value movement of warrants 14 (189,983) - Net change in fair value of convertible note liability 15 (866,848) (751,816) Loss before income tax expense (12,744,344) (10,104,593) Income tax(expense) / benefit 6 (1,676) 737,387 Loss after income tax expense for the year (12,746,020) (9,367,206) Other Comprehensive Income/(Loss) Items that may be reclassified to profit or loss Exchange differences on the translation of foreign operations 1,329,119 (271,696) Other comprehensive income/(loss) for the year, net of tax 1,329,119 (271,696) Total comprehensive loss for the year (11,416,901) (9,638,902) Loss for the year is attributable to Owners of Immutep Limited (12,746,020) (9,367,206) Total comprehensive loss for the year is attributable to Owners of Immutep Limited (11,416,901) (9,638,902) Cents Cents (Restated) Basic loss per share 29 (0.49) (0.41) Diluted loss per share 29 (0.49) (0.41) The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes

CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2018 Note Consolidated 30 June 2018 30 June 2017 $ $ ASSETS Current assets Cash and cash equivalents 7 23,475,521 12,236,974 Current receivables 8 3,431,994 2,194,016 Other current assets 9 1,735,664 1,488,268 Total current assets 28,643,179 15,919,258 Non-current assets Plant and equipment 10 26,449 24,202 Intangibles 11 18,329,155 19,020,336 Total non-current assets 18,355,604 19,044,538 TOTAL ASSETS 46,998,783 34,963,796 Current liabilities Trade and other payables 13 3,663,849 2,588,781 Employee benefits 16 189,514 43,227 Total current liabilities 3,853,363 2,632,008 Non-current liabilities Convertible note liability 15 6,645,832 5,778,984 Warrant liability 14 2,945,358 - Employee benefits 17 32,303 20,498 Deferred tax liability 12 - - Total non-current liabilities 9,623,493 5,799,482 TOTAL LIABILITIES 13,476,856 8,431,490 NETASSETS 33,521,927 26,532,306 EQUITY Contributed equity 18 213,232,719 195,352,543 Reserves 19 64,874,040 63,018,575 Accumulated losses 19 (244,584,832) (231,838,812) Equity attributable to the owners of Immutep Limited 33,521,927 26,532,306 TOTAL EQUITY 33,521,927 26,532,306 The above consolidated balance sheet should be read in conjunction with the accompanying notes

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2018 Consolidated Contributed equity Reserves Accumulated losses Total equity $ $ $ $ Balance at 1 July 2016 194,530,932 63,258,187 (222,471,606) 35,317,513 Other comprehensive loss (271,696) (271,696) for the year, net of tax Loss after income tax expense for the year - - (9,367,206) (9,367,206) Total comprehensive loss for the year - (271,696) (9,367,206) (9,638,902) Transactions with owners in their capacity as owners: Contributions of equity, net of transaction costs (8,532) - - (8,532) Employee share-based payment - 862,227 - 862,227 Exercise of vested performance rights 830,143 (830,143) - - Balance at 30 June 2017 195,352,543 63,018,575 (231,838,812) 26,532,306 Other comprehensive income 1,329,119 1,329,119 for the year, net of tax Loss after income tax expense for the year - - (12,746,020) (12,746,020) Total comprehensive income/(loss) for the year - 1,329,119 (12,746,020) (11,416,901) Transactions with owners in their capacity as owners: Contributions of equity, net of transaction costs 16,142,679 - - 16,142,679 Employee share-based payment - 2,263,843 - 2,263,843 Exercise of vested performance rights 1,737,497 (1,737,497) - - Balance at 30 June 2018 213,232,719 64,874,040 (244,584,832) 33,521,927 The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2018 Note Consolidated 30 June 2018 30 June 2017 $ $ Cash flows related to operating activities Payments to suppliers and employees (inclusive of goods and services tax) (13,572,384) (10,818,557) Miscellaneous income 1,005,375 800,460 License revenue 2,630,484 - Interest received 127,033 104,368 Tax received / (paid) (1,676) 21,643 Grant income received 2,035,997 1,385,288 Payment for security deposit (1,532) - Net cash (outflows) from operating activities 28 (7,776,703) (8,506,798) Cash flows related to investing activities* Payments for plant and equipment (11,893) (6,644) Net cash (outflows) from investing activities (11,893) (6,644) Cash flows related to financing activities* Proceeds from issue of shares 18 16,968,200 1 Proceeds from issue of warrants 14 2,755,375 - Share issue transaction costs 18 (825,521) (8,533) Finance cost of warrants (493,487) - Net cash inflows / (outflows) from financing activities 18,404,567 (8,532) Net increase / (decrease) in cash and cash equivalents 10,615,971 (8,521,974) Effect of exchange rate on cash and cash equivalent 622,576 (120,600) Cash and cash equivalents at the beginning of the year 12,236,974 20,879,548 Cash and cash equivalents at the end of the year 7 23,475,521 12,236,974 *Non-cash investing and financing activities relate mainly to the following: Fair value movement of convertible notes disclosed in Note 15 to the financial statements Fair value movement of warrant liability disclosed in Note 14 to the financial statements Exercise of vested performance rights for no cash consideration disclosed in in Note 19 to the financial statements The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS NOTE 1 SIGNIFICANT ACCOUNTING POLICIES As approved in the November 2017 Annual General Meeting, the name of the Company was changed from Prima BioMed Limited to Immutep Limited with effect from 1 December 2017. The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of the Company and its subsidiaries. (a) Basis of preparation These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and In-terpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001. Immutep Limited is a for-profit entity for the purpose of preparing the financial statement. (i) Compliance with IFRS The consolidated financial statements of the Immutep Limited group also comply with International Financial Reporting Stan-dards (IFRS) as issued by the International Accounting Standards Board (IASB). (ii) New and amended standards adopted by the group None of the new standards and amendments to standards that are mandatory for the first time for the financial year begin¬ning 1 July 2017 affected any of the amounts recognised in the current period or any prior periods. (iii) Historical cost convention The financial statements have been prepared under the historical cost convention, except for, where applicable, financial as¬sets and liabilities (including derivative financial instruments), which are subsequently remeasured to fair value with changes in fair value recognized in profit or loss. (iv) Critical accounting estimates The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires manage¬ment to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial state¬ments are disclosed in note 3. (v) Authorisation of financial statements The financial statements were authorised for issue, in accordance with a resolution of directors, on 21 August 2018. The directors have the power to amend and reissue the financial report. (b) Principles of consolidation Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. (c) Segment reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (d) Foreign currency translation (i) Functional and presentation currency Items included in the financial statements of each of the group’s entities are measured using the currency of the primary eco-nomic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are present¬ed in Australian dollars, which is the Immutep Limited’s functional and presentation currency. (ii) Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the transla¬tion at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation. Foreign exchange gains and losses that relate to borrowings are presented in the statement of comprehensive income, within finance costs. All other foreign exchange gains and losses are presented separately in the statement of comprehensive income on a net basis. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differenc¬es on non-monetary assets such as equities classified as available-for-sale financial assets are recognised in other compre¬hensive income. (iii) Group companies The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows: assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and all resulting exchange differences are recognised in other comprehensive income. On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrow¬ings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale. (e) Revenue recognition Revenue is measured at the fair value of the consideration received or receivable. The group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the group’s activities as described below. The group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement. (i) License revenue License revenue is recognized on receipt or where there is reasonable assurance that the license revenue will be received.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED Other income (i) Interest income Interest income is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. (ii) Grant income Grants from the governments, including Australian Research and Development Rebates, France’s Credit d’Impot Recherche, and Saxony Development Bank (“Sachsische Aufbaubank”) from Germany, are recognised at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to operating costs are recognised in the Statements of Comprehensive Income as grant income. (iii) Miscellaneous income a. Research collaboration income The group receives income from undertaking research collaborations with are recognised when the services have been provided. b. Research material sales The group receives income from the sale of materials supplied to other researchers in order to conduct further studies on LAG-3 technologies. Income is recognised at the point at which the ownership of material is transferred to third parties. (f) Income tax The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the ap¬plicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to tempo¬rary differences and to unused tax losses. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differ¬ences will not reverse in the foreseeable future. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED Immutep Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. As a consequence, these entities are taxed as a single entity and the deferred tax assets and liabilities of these entities are set off in the consolidated financial statements. Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other com-prehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively. (g) Business combinations The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instru¬ments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair value of the assets transferred, liabilities incurred to the former owners of the acquired business and the equity interests issued by the group. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent con¬sideration agreement, and the fair value of any pre-existing equity interest in the subsidiary. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The group recognises any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. Acquisition-related costs are expensed as incurred. The excess of the consideration transferred and the amount of any non-controlling interests in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit and loss as a bargain purchase. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are sub-sequently remeasured to fair value with changes in fair value recognised in profit or loss. If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasure-ment are recognised in profit and loss. (h) Impairment of assets Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recover¬able. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds it recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED. (i) Cash and cash equivalents For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet. (j) Current receivables Current receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective inter¬est method, less provision for impairment. Amount receivable in relation to Goods and Services Tax (GST) and Value Added Tax (VAT) are due from the local taxation authorities and recorded based on the amount of GST and VAT paid on purchases. They are presented as current assets unless collection is not expected for more than 12 months after the reporting date. Collectability of current receivables is reviewed on an ongoing basis. Receivables which are known to be uncollectible are written off by reducing the carrying amount. An allowance account is used when there is objective evidence that the group will not be able to collect all amounts due. (k) Investments and other financial assets Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. They are subsequently measured at either amor¬tised cost or fair value depending on their classification. Classification is determined based on the purpose of the acquisition and subsequent reclassification to other categories is restricted. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership. Loans and receivables Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortised cost using the effective interest rate method. Gains and losses are recognised in profit or loss when the asset is derecognised or impaired, as well as through the amortisation process. Impairment of financial assets The group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired. Objective evidence includes significant financial difficulty of the issuer or obligor; a breach of contract such as default or delinquency in payments; the lender granting to a borrower concessions due to eco¬nomic or legal reasons that the lender would not otherwise do; it becomes probable that the borrower will enter bankruptcy or other financial reorganisation; the disappearance of an active market for the financial asset; or observable data indicating that there is a measurable decrease in estimated future cash flows. The amount of the impairment allowance for loans and receivables carried at amortised cost is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. If there is a reversal of impairment, the reversal cannot exceed the amortised cost that would have been recognised had the impairment not been made and is reversed to profit or loss. (l) Plant and equipment Plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attribut¬able to the acquisition of the items. Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows: - Computers - 3 years - Plant and equipment - 3-5 years - Furniture - 3-5 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(h)). Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss. (m) Intangible assets (i) Intellectual property Costs incurred in acquiring intellectual property are capitalised and amortised on a straight line basis over a period not exceeding the life of the patents, which averages 14 years. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application. Costs include only those costs directly attributable to the acquisition of the intellectual property. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(h)). (ii) Research and development Research expenditure on internal projects is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure that could be recognised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other expenditures that do not meet these criteria are recognised as an expense as incurred. As the Company has not met the requirement under the standard to recognise costs in relation to development, these amounts have been expensed. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight line basis over its useful life. (iii) Goodwill Goodwill is measured as described in (note 1(g)). Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised but it is tested for impairment annually or more frequently if events or changes in circumstances in-dicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. (n) Trade and other payables These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method. (o) Compound instruments Convertible notes, including the attached options and warrants, issued to Ridgeback Capital Investments are accounted for as share based payments when the fair value of the instruments are higher than the consideration received, representing intangible benefits received from the strategic investor. The difference between the fair value and consideration received at issuance of the convertible notes and attached options and warrants is recognised immediately in profit and loss as a share-based payment charge. If options or warrants contain a settlement choice between cash or shares, this settlement choice constitutes a compound feature of the convertible notes, which triggers the separation of debt and equity components to be accounted for separately.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED The liability component is measured at fair value at initial recognition and subsequent changes in fair value are recognised in profit and loss. The difference between the fair value of the convertible notes and the liability component at inception is accounted as an equity element and not remeasured subsequently. (p) Finance costs Finance costs are expensed in the period in which they are incurred. (q) Employee benefits (i) Short-term obligations Liabilities for wages and salaries, including non-monetary benefits and accumulating annual leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable. (ii) Other long-term employee benefit obligations The liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are measured at the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remea-surements as a result of experience adjustments are recognised in profit or loss. The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur. (iii) Retirement benefit obligations The group does not maintain a group superannuation plan. The group makes fixed percentage contributions for all Australian resident employees to complying third party superannuation funds. The group has no statutory obligation and does not make contributions on behalf of its resident employees in the USA and Germany. The group’s legal or constructive obligation is limited to these contributions. Contributions to complying third party superannuation funds are recognised as an expense as they become payable. (iv) Share-based payments Share-based compensation benefits are provided to employees via the Executive Incentive Plan (EIP). Information relating to these schemes is set out in note 30. The fair value of performance rights and options granted under the EIP are recognised as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the op¬tions granted, which includes any market performance conditions and the impact of any non-vesting conditions but excludes the impact of any service and non-market performance vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-marketing vesting conditions. It recognises the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity. (v) Termination benefits Termination benefits are payable when employment is terminated before the normal employment contract expiry date. The group recognises termination benefits when it is demonstrably committed to terminating the employment of current employees. (vi) Bonus plan The group recognises a liability and an expense for bonuses. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED (r) Contributed equity Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. (s) Earnings per share (i) Basic earnings per share Basic earnings per share is calculated by dividing: the profit or loss attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year. Bonus elements have been included in the calculation of the weighted average number of ordinary shares and has been retrospectively applied to the prior financial year. (ii) Diluted earnings per share Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account: the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. (t) Goods and Services Tax and other similar taxes (‘GST’) Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recover¬able from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet. Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority. (u) New Accounting Standards and Interpretations adopted and not yet early adopted Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2018 re¬porting periods and have not been early adopted by the company. The company’s assessment of the impact of these new standards and interpretations is set out below: (i) AASB 15 Revenue from Contracts with Customers - The AASB has issued a new standard for the recognition of revenue. This will replace AASB 118 which covers revenue arising from the sale of goods and the rendering of services and AASB 111 which covers construction contracts. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer. The standard permits either a full retrospective or a modified retro- spective approach for the adoption. It applies to annual reporting periods commencing on or after 1 January 2018. The impact of the new standard on the financial statements when applied to future periods will depend on the Group’s sources of revenues at the time of adoption of the new standard. The Group currently has limited sources of revenue as it is still in the research and development phase and has assessed that the new revenue standard will have minimal impact. The Group plans to use the modified retrospective approach for the adoption. (ii) AASB 9 Financial Instruments - AASB 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. It applies to annual reporting periods commencing on or after 1 January 2018. Management has assessed the impact of the new standard on the financial statements when applied to future periods and expects it to have limited impact

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED. (iii) AASB 16 Leases - The AASB 16 has issued a new standard for the accounting of leases. The new standard will predomi¬nantly affect lessees, with almost all leases brought onto the balance sheet. It applies to annual reporting periods com¬mencing on or after 1 January 2019. Management has yet to fully assess the impact of the new standard on the financial statements when applied to future periods, although the Group currently has no siginificant off-balance sheet lease commitments. There are no other standards and interpretations that are not yet effective and that are expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions. (v) Parent entity financial information The financial information for the parent entity, Immutep Limited, disclosed in note 31 has been prepared on the same basis as the consolidated financial statements, except as set out below. (i) Investments in subsidiaries Investments in subsidiaries are accounted for at cost in the financial statements of Immutep Limited. (ii) Tax consolidation legislation Immutep Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. The head entity, Immutep Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a standalone taxpayer in its own right. The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate for any current tax payable assumed and are compensated by the head entity for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the head entity under the tax consolidation legis¬lation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements. The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as current amounts receivable from or payable to other entities in the group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agree¬ment are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities. (iii) Share-based payments The grant by the Company of options over its equity instruments to the employees of subsidiary undertakings in the group is treated as a capital contribution to that subsidiary undertaking. The fair value of employee services received, measured by reference to the grant date fair value, is recognised over the vesting period as an increase to investment in subsidiary under¬takings, with a corresponding credit to equity. NOTE 2 FINANCIAL RISK MANAGEMENT The group’s activities expose it to a variety of financial risks: market risk (including currency risk), credit risk and liquidity risk. The group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the group. The group may use derivative financial instruments such as foreign exchange contracts to hedge certain risk exposures. Derivatives are exclusively used for hedging purposes, i.e. not as trading or other speculative instruments. The group hedges its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts or natural hedging. The group uses dif¬ferent methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis and cash flow forecasting in the case of foreign exchange and aging analysis for credit risk. Risk management is carried out by senior management under policies approved by the board of directors. Management identi¬fies, evaluates and hedges financial risks in close co-operation with the group’s operating units. The board provides the princi¬

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

ples for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a) Market risk

Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Euro.

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

Management has set up a policy to manage the Company's exchange risk within the group companies. The group may hedge its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts or natural hedging.

The group considers using forward exchange contracts to cover anticipated cash flows in USD and Euro periodically. This policy is reviewed regularly by directors from time to time. There were no outstanding foreign exchange contracts as at 30 June 2018 and 30 June 2017.

The group's exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	30 June 2018		30 June 2017	
	USD$	EUR$	USD$	EUR$
Cash in bank	7,788,802	2,163,426	712,680	7,449,288
Trade and other receivables	-	2,541,056	-	5,024
Trade and other payables	(1,226,364)	(315,485)	(135,820)	(858,305)

Sensitivity

Based on the financial assets and liabilities held at 30 June 2018, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the group's post-tax loss for the year would have been $656,244 lower/$656,244 higher (2017 – $57,686 lower/$57,686 higher).

Based on the financial instruments held at 30 June 2018, had the Australian dollar weakened/ strengthened by 10% against the Euro with all other variables held constant, the group's post-tax loss for the year would have been $438,900 lower/$438,900 higher (2017 – $659,601 lower/$659,601 higher), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments.

Any changes in post-tax loss will have an equivalent change to equity.

The US warrants financial liability will be equity-based settled upon exercise of the US warrants. However, as the exercise will be done with an exercise price in US dollars, there is a foreign exchange risk due to the subsequent translation to Australian dollars.

Currently the group's exposure to other foreign exchange movements is not material.

42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(b) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks. For banks, only independently rated parties with a minimum rating of 'A' according to ratings agencies are accepted.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings:

	30 June 2018	30 June 2017
	$	$
Cash at bank and short-term bank deposits		
Minimum rating of A	23,475,521	12,236,974

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the group held deposits at call of $23,475,521 (2017 – $12,236,974) that are expected to readily generate cash inflows for managing liquidity risk.

Management monitors rolling forecasts of the group's liquidity reserve cash and cash equivalents (Note 7) on the basis of expected cash flows. In addition, the group's liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.

As outlined in Note 3, the Company's monitoring of its cash requirements extends to the consideration of potential capital raising strategies and an active involvement with its institutional and retail investor base.

Maturities of financial liabilities

The tables below analyse the group's financial liabilities into relevant maturity groupings based on their contractual maturities for:
(a) all non-derivative financial liabilities, and
(b) net and gross settled derivative financial instruments for which the contractual maturities are essential for an understanding of the timing of the cash flows.

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities	Less than 6 months	> 5 years	Total contractual cash flows	Carrying Amount (assets) / liabilities
At 30 June 2018	$	$	$	$
Non-Derivatives				
Trade and other payables	3,663,849	-	3,663,849	3,663,849
Convertible note liability (refer note 15)	-	17,876,076	17,876,076	6,645,832
	3,663,849	**17,876,076**	**21,539,925**	**10,309,681**

Contractual maturities of financial liabilities	Less than 6 months	> 5 years	Total contractual cash flows	Carrying Amount (assets) / liabilities
At 30 June 2017	$	$	$	$
Non-Derivatives				
Trade and other payables	2,588,781	-	2,588,781	2,588,781
Convertible note liability (refer note 15)	-	17,876,076	17,876,076	5,778,984
	2,588,781	**17,876,076**	**20,464,857**	**8,367,765**

43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED (d) Fair value measurements The following table presents the group’s financial assets and financial liabilities measured and recognised at fair value at 30 June 2018 and 30 June 2017 on a recurring basis: At 30 June 2018 Level 1 Level 2 Level 3 Total $ $ $ $ Liabilities Convertible note liability - - 6,645,832 6,645,832 Warrant liability - 2,945,358 - 2,945,358 Total liabilities - 2,945,358 6,645,832 9,591,190 At 30 June 2017 Level 1 Level 2 Level 3 Total $ $ $ $ Liabilities Convertible note liability - - 5,778,984 5,778,984 Total liabilities - - 5,778,984 5,778,984 (i) Valuation techniques used to determine fair values Level 1: The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1. Level 2: The fair value of financial instruments that are not traded in an active market (for example over-the-counter deriv-atives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities. Specific valuation techniques used to value financial instruments include: The use of quoted market prices or dealer quotes for similar instruments The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date The fair value of the remaining financial instruments is determined using discounted cash flow analysis. (ii) Fair value measurements using value techniques There are no financial instruments as at 30 June 2018 under Level 1. Level 2 financial instruments consist of warrant liabilities. Refer to Note 14 for details of fair value measurement. Level 3 financial instruments consist of convertible notes. Refer to Note 15 for details of fair value measurement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(iii) Valuation inputs and relationships to fair value

For US warrant valuation inputs under Level 2, please refer to Note 14.

The following table summarises the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair value at 30 June 2018 $	Unobservable inputs	Range of inputs
Convertible note	6,645,832	Face value	$13,750,828
		Interest rate of note	3%
		Risk adjusted interest rate	15%

(iv) Valuation process
The convertible note was valued using a discounted cashflow model.

NOTE 3 CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Income taxes
Deferred tax assets relating to carried forward tax losses and taxable temporary differences have not been recognised since the group is currently in a loss making position and unable to generate taxable income to utilise the carried forward tax losses and taxable temporary differences. The utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped. The group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are certain transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The group estimates its tax liabilities based on the group's understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Development
The consolidated entity has expensed all internal development expenditure incurred during the year as the costs relate to the initial expenditure for development of biopharmaceutical products and the generation of future economic benefits is not considered probable given the current stage of development. It was considered appropriate to expense the development costs as they did not meet the criteria to be capitalised under *AASB 138 Intangible Assets*.

Going concern
The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 30 June 2018, the Group holds cash and cash equivalents of $23,475,521 (2017: $12,236,974). In line with the Company's financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Group over the next 12 months. Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of alternative future capital raising initiatives and an active engagement with potential retail and institutional investors alike.

45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Amortisation of intellectual property

Costs incurred in acquiring intellectual property are capitalised and amortised on a straight line basis over a period not exceeding the life of the patents. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application.

Costs include only those costs directly attributable to the acquisition of the intellectual property. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(h)).

NOTE 4. SEGMENT REPORTING

Identification of reportable operating segments

Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers ('CODM')). The Group operates in one operating segment, being Cancer Immunotherapy.

Operating segment information

30 June 2018	Cancer Immunotherapy	Unallocated	Consolidated
	$	$	$
Revenue			
License revenue	2,630,484	-	2,630,484
Other Income	-	-	
Miscellaneous income	1,008,678	-	1,008,678
Grant income	3,214,441	-	3,214,441
Other income	-	322,518	322,518
Interest income	-	177,186	177,186
Total revenue and other income	**6,853,603**	**499,704**	**7,353,307**
Result			
Segment result	(13,054,065)	309,721	(12,744,344)
Profit/(loss) before income tax expense	**(13,054,065)**	**309,721**	**(12,744,344)**
Income tax expense			(1,676)
Loss after income tax expense			**(12,746,020)**
Total segment assets	**46,998,783**	-	**46,998,783**
Total segment liabilities	**13,476,856**	-	**13,476,856**

46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED Cancer 30 June 2017 Unallocated Consolidated Immunotherapy $ $ $ Revenue License revenue - - - Other Income Miscellaneous income 800,460 - 800,460 Grant income 3,316,273 - 3,316,273 Other income - 433 433 Interest income - 104,368 104,368 Total revenue and other income 4,116,733 104,801 4,221,534 Result Segment result (10,209,394) 104,801 (10,104,593) Profit/(loss) before income tax expense (10,209,394) 104,801 (10,104,593) Incometaxbenefit 737,387 Loss after income tax expense (9,367,206) Total segment assets 34,963,796 - 34,963,796 Total segment liabilities 8,431,490 - 8,431,490 47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED NOTE 5. EXPENSES Consolidated 30 June 2018 30 June 2017 $ $ Loss before income tax includes the following specific expenses: Research & development and intellectual property Research and development 8,972,321 6,991,151 Intellectual property management 1,017,509 534,593 Total research & development and intellectual property 9,989,830 7,525,744 Corporate administrative expenses Auditor’s remuneration 258,570 234,250 Directors fees and employee expenses 1,703,671 1,103,512 Employee share-based payment expenses 2,263,843 862,227 US warrants transaction costs 493,487 -Administrative expenses 2,522,490 2,146,963 Total corporate administrative expenses 7,242,061 4,346,952 Depreciation Plant and equipment 1,917 3,680 Computer 7,814 8,867 Furnitureandfittings 893 1,394 Total depreciation 10,624 13,941 Amortisation Patents - -Intellectual property 1,798,305 1,687,674 Total amortisation 1,798,305 1,687,674 Total depreciation and amortisation 1,808,929 1,701,615 Net change in fair value of convertible note liability 866,848 751,816 Net change in fair value of warrants 189,983 - 48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED NOTE 6. INCOME TAX EXPENSE Consolidated 30 June 2018 30 June 2017 $ $ Current tax Current tax on results for the year 1,676 (43,193) Total current tax expense/(benefit) 1,676 (43,193) Deferred income tax (Decrease)/Increase in deferred tax assets (note 12) (103,660) (419,460) Increase/(Decrease) in deferred tax liabilities (note 12) 103,660 (274,734) Total deferred tax benefit - (694,194) Income tax expense/(benefit) 1,676 (737,387) Consolidated 30 June 2018 30 June 2017 $ $ Numerical reconciliation of income tax expense to prima facie tax expense Loss before income tax expense (12,744,344) (10,104,593) Tax at the Australian tax rate of 27.5% (2017: 27.5%) (3,504,695) (2,778,763) Tax effect amounts which are not deductible/(taxable) in calculating taxable income: Non-deductible share based payments 807,896 234,385 Other non-deductible expenses 2,962,323 628,111 Non-assessable income (883,971) (911,975) Capital listing fee (79,152) (64,120) Difference in overseas tax rates* 828,289 811,346 130,690 (2,081,016) Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognised (129,014) 1,343,629 Income tax (benefit)/expense** 1,676 (737,387) *Difference in overseas tax rate is largely as a result of the corporate income tax rate of 15% applicable to the Immutep subsidiary in France. **Income tax expense/(benefit) relates to tax payable in the United States and for the prior year movement in deferred tax assets and liabilities for the French subsidiary. Consolidated 30 June 2018 30 June 2017 $ $ Deferred tax assets not recognised Deferred tax assets not recognised comprises temporary differences attributable to: Carriedforwardtaxlossesbenefit 34,854,437 30,987,750 Temporary differences 27,366 57,955 Total deferred tax assets not recognised 34,881,803 31,045,705 49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 6. INCOME TAX EXPENSE

The above potential tax benefit, which includes tax losses and temporary differences has not been recognised in the consolidated balance sheet as the recovery of this benefit is not probable. There is no expiration date for the tax losses carried forward. The estimated amount of cumulative tax losses at 30 June 2018 was $126,743,409 (2017:$112,682,727). Utilisation of these tax losses is dependent on the parent entity satisfying certain tests at the time the losses are recouped.

NOTE 7. CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	Consolidated	
	30 June 2018	30 June 2017
	$	$
Cash on hand	422	130
Cash at bank	5,932,433	11,972,345
Cash on deposit	17,542,666	264,499
	23,475,521	**12,236,974**

The above cash and cash equivalent are held in AUD, USD, and Euro. The interest rates on these deposits range from 0% to 2.73% in 2018 (0% to 2.05% in 2017).

NOTE 8. CURRENT RECEIVABLES

	Consolidated	
	30 June 2018	30 June 2017
	$	$
GST receivable	170,926	187,273
R&D grants receivable	3,261,068	2,006,743
	3,431,994	**2,194,016**

Due to the short-term nature of these receivables, the carrying value is assumed to be their fair value at 30 June 2018. No receivables were impaired or past due.

NOTE 9. OTHER CURRENT ASSETS

	Consolidated	
	30 June 2018	30 June 2017
	$	$
Prepayments*	1,646,579	604,687
Capital raising costs	-	846,180
Security deposit	38,843	37,311
Accrued interest	50,242	90
	1,735,664	**1,488,268**

**Prepayments are largely in relation to deposits paid to organisations involved in the clinical trials.*

50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED NOTE 10. NON-CURRENT ASSETS-PLANT AND EQUIPMENT Plant and Furniture and Computers Total Equipment fittings $ $ $ $ At 30 June 2016 Cost or fair value 511,195 41,971 8,064 561,230 Accumulated depreciation (496,104) (28,212) (5,414) (529,730) Net book amount 15,091 13,759 2,650 31,500 Year ended 30 June 2017 Opening net book amount 15,091 13,759 2,650 31,500 Exchange differences (171) (229) (46) (446) Additions -7,089 - 7,089 Disposals -----Depreciation charge (3,680) (8,867) (1,394) (13,941) Closing net book amount 11,240 11,752 1,210 24,202 At 30 June 2017 Cost or fair value 510,188 48,919 8,030 567,137 Accumulated depreciation (498,948) (37,167) (6,820) (542,935) Net book amount 11,240 11,752 1,210 24,202 Year ended 30 June 2018 Opening net book amount 11,240 11,752 1,210 24,202 Exchange differences 638 314 26 978 Additions 1,312 10,581- 11,893 Disposals ----Depreciation charge (1,917) (7,814) (893) (10,624) Closing net book amount 11,273 14,833 343 26,449 At 30 June 2018 Cost or fair value 524,746 61,585 8,475 594,806 Accumulated depreciation (513,473) (46,752) (8,132) (568,357) Net book amount 11,273 14,833 343 26,449 51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED NOTE 11. NON-CURRENT ASSETS – INTANGIBLES Intellectual Patents Goodwill Total Property $ $ $ $ At 30 June 2016 Cost or fair value 1,915,671 23,451,000 109,962 25,476,633 Accumulated amortisation (1,915,671) (2,709,263) - (4,624,934) Net book amount - 20,741,737 109,962 20,851,699 Year ended 30 June 2017 Opening net book amount - 20,741,737 109,962 20,851,699 Exchange differences - (143,689) - (143,689) Amortisation charge - (1,687,674) - (1,687,674) Closing net book amount - 18,910,374 109,962 19,020,336 At 30 June 2017 Cost or fair value 1,915,671 23,343,253 109,962 25,368,886 Accumulated amortisation (1,915,671) (4,432,879) - (6,348,550) Net book amount - 18,910,374 109,962 19,020,336 Year ended 30 June 2018 Opening net book amount - 18,910,374 109,962 19,020,336 Exchange differences - 1,107,124 - 1,107,124 Amortisation charge - (1,798,305) - (1,798,305) Closing net book amount - 18,219,193 109,962 18,329,155 At 30 June 2018 Cost or fair value 1,915,671 24,786,169 109,962 26,789,097 Accumulated amortisation (1,915,671) (6,566,976) - (8,459,942) Net book amount - 18,219,193 109,962 18,329,155 (i) Amortisation methods and useful lives The group amortises intangible assets with a limited useful life using the straight-line method over the following periods: Patents, trademark and licenses – 13 – 21 years Intellectual property assets – 13 – 14 years 52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED NOTE 12. DEFERRED TAX BALANCES (i) Deferred tax assets The balance comprises temporary differences attributable to: Consolidated 30 June 2018 30 June 2017 $ $ Tax losses 2,732,866 2,836,526 Total deferred tax assets 2,732,866 2,836,526 Set-off of deferred tax liabilities pursuant to set-off provisions (2,732,866) (2,836,526) Net deferred tax assets --(ii) Deferred tax liabilities The balance comprises temporary differences attributable to: Consolidated 30 June 2018 30 June 2017 $ $ Intangible assets 2,732,866 2,836,526 Total deferred tax liabilities 2,732,866 2,836,526 Set-off of deferred tax liabilities pursuant to set-off provisions (2,732,866) (2,836,526) Net deferred tax liabilities-- (iii) Movements in deferred tax balances Tax losses Intangible Assets Total Movements $ $ $ At 30 June 2017 2,836,526 (2,836,526)- (Charged)/credited -toprofitorloss (103,660) 103,660 - At 30 June 2018 2,732,866 (2,732,866)- NOTE 13. CURRENT LIABILITIES-TRADE AND OTHER PAYABLES Consolidated 30 June 2018 30 June 2017 $ $ Trade payables 1,615,381 1,138,753 Other payables and accruals 2,048,468 1,450,028 3,663,849 2,588,781 53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 14. NON-CURRENT LIABILITIES – US WARRANT LIABILITY

	30 June 2018	30 June 2017
	$	$
Warrants fair value at issue date	2,755,375	-
Fair value movements	189,983	-
Balance at 30 June 2018	**2,945,358**	-

In July 2017, the Company completed its first US capital raise after it entered into a securities purchase agreement with certain accredited investors for the company to issue American Depositary Shares (ADSs) and Warrants of the Company for cash consideration totaling $6,561,765. In this private placement, the Company agreed to issue unregistered warrants to purchase up to 1,973,451 of its ADSs. The warrants have an exercise price of US$2.50 per ADS, are exercisable immediately and will expire on 5 January 2023. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

The US warrants represent a written option to exchange a fixed number of the Group's own equity instruments for a fixed amount of cash that is denominated in a foreign currency (US dollars) and is classified as a derivative financial liability in accordance with AASB 132. The US warrants liability is initially recorded at fair value at issue date and subsequently measured at fair value through profit and loss at each reporting date. Capital raising costs have been allocated proportionately between issued capital and the US warrants in accordance with their relative fair values.

Fair value of warrants

The warrants granted are not traded in an active market and the fair value has thus been estimated by using the Black-Scholes pricing model based on the following assumptions. Key terms of the warrants are included above. The following assumptions were based on observable market conditions that existed at the issue date and at 30 June 2018:

Assumption	At issue date	At 30 June 2018	Rationale
Historic volatility	58.0%	55.4%	Based on 12-month historical volatility data for the Company
Exercise price	US$2.50	US$2.50	As per subscription agreement
Share price	US$2.17	US$2.38	Closing share price on valuation date from external market source
Risk-free interest rate	1.930%	2.730%	Based on the US Government securities yields which match the term of the warrant
Dividend yield	0.0%	0.0%	Based on the Company's nil dividend history
Fair value per warrant	US$1.0716 A$1.3962	US$1.1031 A$1.4900	Determined using Black-Scholes models with the inputs above
Fair value	A$2,755,375	A$2,945,358	Fair value of 1,973,451 warrants

54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 15. NON CURRENT LIABILITIES – CONVERTIBLE NOTE

	Consolidated	
	30 June 2018	30 June 2017
	$	$
Convertible note at fair value at beginning of reporting period	5,778,984	5,027,168
Net change in fair value	866,848	751,816
Convertible note at fair value at end of reporting period	**6,645,832**	**5,778,984**

On 11 May 2015, the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totalling $13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on 31 July 2015.

The 13,750,828 Convertible Notes issued have a face value of $1.00 per note which are exercisable at a price of $0.02 per share, mature on 4 August 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into 50 ordinary shares of the Company per note (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.

8,475,995 Warrants were granted to Ridgeback which are exercisable at a price of $0.025 per share on or before 4 August 2025. 371,445,231 Warrants were granted to Ridgeback which are exercisable at a price of $0.0237 per share on or before 4 August 2020. All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital reorganisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

(i) Fair value of convertible notes

The following assumptions were used to determine the initial fair value of the debt component of the convertible note which were based on market conditions that existed at the grant date:

Assumption	Convertible notes	Rationale
Historic volatility	85.0%	Based on the Company's historical volatility data
Share price	$0.051	Closing market share price on 31 July 2015
Risk free interest rate	2.734%	Based on Australian Government securities yields which match the term of the convertible note
Risk adjusted interest rate	15.0%	An estimate of the expected interest rate of a similar non-convertible note issued by the company
Dividend yield	0.0%	Based on the Company's nil dividend history
Risk free rate	2.734%	Based on 10 year Australian Government securities yield

The fair value of the convertible note was allocated between a financial liability for the traditional note component of the convertible note and into equity which represents the conversion feature. The traditional note component of the convertible note was initially recorded at fair value of $4.4m, based on the present value of the contractual cash flows of the note discounted at 15%. After initial recognition, the liability component of the convertible note has been measured at fair value as required by AASB 2. The remaining value of the convertible note was allocated to the conversion feature and recognised as equity.

55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

	Note – Liability $	Conversion feature – Equity $
Fair value at issuance	4,419,531	41,431,774
Fair value movements	2,226,301	-
Balance at 30 June 2018	**6,645,832**	**41,431,774**

NOTE 16. CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated	
	30 June 2018	30 June 2017
	$	$
Annual leave	**189,514**	**43,227**

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations.

NOTE 17. NON-CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated	
	30 June 2018	30 June 2017
	$	$
Long service leave	**32,303**	**20,498**

NOTE 18. EQUITY – CONTRIBUTED

		Consolidated	
		30 June 2018	30 June 2017
		$	$
Fully paid ordinary shares	18(a)	203,570,765	185,690,589
Options over ordinary shares – listed		9,661,954	9,661,954
		213,232,719	**195,352,543**

(a) Ordinary shares

	Note	30 June 2018		30 June 2017	
		No.	$	No.	$
At the beginning of reporting period		2,079,742,938	185,690,589	2,061,630,944	184,868,978
Shares issued during year	18(b)	889,880,270	16,968,200	-	-
Exercise of options and warrants (Shares issued during the year)	18(b)	56,459,461	1,737,497	18,111,994	830,144
Transaction costs relating to share issues		-	(825,521)	-	(8,533)
At reporting date		**3,026,082,669**	**203,570,765**	**2,079,742,938**	**185,690,589**

56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED Note - Liability Conversion feature-Equity $ $ Fair value at issuance 4,419,531 41,431,774 Fair value movements 2,226,301-Balance at 30 June 2018 6,645,832 41,431,774 NOTE 16. CURRENT LIABILITIES-EMPLOYEE BENEFITS Consolidated 30 June 2018 30 June 2017 $ $ Annual leave 189,514 43,227 The current provision for employee benefit sisin relation to accrued annual leave and cover sallun condition alentitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations. NOTE 17. NON-CURRENT LIABILITIES- EMPLOYEE BENEFITS Consolidated 30 June 2018 30 June 2017 $ $ Long service leave 32,303 20,498 NOTE 18. EQUITY-CONTRIBUTED Consolidated 30 June 2018 30 June 2017 $ $ Fully paid ordinary shares 18(a) 203,570,765 185,690,589 Options over ordinary shares-listed 9,661,954 9,661,954 213,232,719 195,352,543 (a) Ordinary shares Note 30 June 2018 30 June 2017 No. $ No. $ At the beginning of reporting period 2,079,742,938 185,690,589 2,061,630,944 184,868,978 Shares issued during year 18(b) 889,880,270 16,968,200--Exercise of options and warrants (Shares issued during the year) 18(b) 56,459,461 1,737,497 18,111,994 830,144 Transaction costs relating to share issues- (825,521)- (8,533) At reporting date 3,026,082,669 203,570,765 2,079,742,938 185,690,589 56 NOTE 18. EQUITY- CONTRIBUTED (b) Shares issued 2018 Details Number Issue Price Total $ $ Shares issued under Securities Purchase Agreement 263,126,800 0.01 3,806,390 Performance rights exercised 56,459,461 0.03 1,737,497 (transfer from share-based payment reserve) Share placement 326,192,381 0.021 6,850,040 Shares issued under Securities Purchase Agreement 300,561,089 0.021 6,311,770 946,339,731 18,705,697 2017 Details Number Issue Price Total $ $ Performance rights exercised 18,111,991 0.05 830,143 (transfer from share-based payment reserve) Options exercised 3 0.20 1 18,111,994 830,144 Ordinary shares Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital. On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote. Options Information relating to the Company’s Global Employee Share Option Plan, including details of options issued, exercised and lapsedduringthefinancialyearandoptionsoutstandingattheendofthereportingperiod,issetoutinnote30. Unlisted options Expiration Date Exercise Price Number 12 December 2018 $0.05019 147,628,500 4 August 2020 $0.0237 371,445,231 30 October 2020 $0.057 793,103 7 March 2021 $0.040 1,026,272 4 August 2025 $0.025 8,475,995 5 November 2023 USD 0.025 197,345,100* Total 726,714,201*1 American Depository Shares (ADS) listed on NASDAQ equals 100 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up and the exercise price adjusted accordingly in the above table to be comparable. Share buy back There is no current on-market share buy-back. Capital risk management The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that they can continuetoprovidereturnsforshareholdersandbenefitsforotherstakeholdersandtomaintainanoptimalcapital structure to reduce the cost of capital. 57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The consolidated entity would look to raise capital when an opportunity to invest in a business or company was seen as value adding relative to the current parent entity’s share price at the time of the investment. The consolidated entity is not actively pursuing additional investments in the short term as it continues to integrate and grow its existing businesses in order to maximise synergies. NOTE 19. EQUITY – RESERVES AND RETAINED EARNINGS Consolidated 30 June 2018 30 June 2017 $ $ (a) Reserves Options issued reserve 19,116,205 19,116,205 Conversion feature of convertible note reserve 41,431,774 41,431,774 Foreign currency translation reserve 1,096,368 (232,751) Share-based payments reserve 3,229,693 2,703,347 64,874,040 63,018,575 Movements in options issued reserve were as follows: Opening balance and closing balance 19,116,205 19,116,205 Movements in conversion feature of convertible note reserve Opening balance and closing balance 41,431,774 41,431,774 Movements in foreign currency translation reserve were as follows: Opening balance (232,751) 38,945 Currency translation differences arising during the year 1,329,119 (271,696) Ending balance 1,096,368 (232,751) Movements in share-based payments reserve were as follows: Opening balance 2,703,347 2,671,263 Options and performance rights expensed during the year 2,263,843 862,227 Exercise of vested performance rights transferred to contributed equity (1,737,497) (830,143) Ending balance 3,229,693 2,703,347 58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED Consolidated 30 June 2018 30 June 2017 $ $ (b) Accumulated losses Movements in accumulated losses were as follows: Opening balance (231,838,812) (222,471,606) Net loss for the year (12,746,020) (9,367,206) Ending balance (244,584,832) (231,838,812) (c) Nature and purpose of reserves (i) Options issued reserve On 4 August 2015 warrants were granted to Ridgeback Capital Investments. 8,475,995 Warrants were granted which are exercisable at a price of $0.025 per share on or before 4 August 2025. 371,445,231 Warrants were granted which are exercisable at a price of $0.0237 per share on or before 4 August 2020. All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital reorganisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. For further information, refer to note 15. In December 2014, the Company issued 200,000,000 warrants at an exercise price of $0.05019 to the vendors of Immutep S.A. The warrants issued to the vendors of Immutep S.A will expire on 12 December 2018. Each warrant is exercisable for one ordinary share in the capital of the Company. For the year ended 30 June 2018 and 2017 no warrants were exercised by vendors of Immutep S.A., 52,371,500 warrants were exercised by the vendors of Immutep S.A. The options held are exercisable at any time before its expiry date. (ii) Conversion feature of convertible note reserve This amount relates to the conversion feature of the convertible note issued to Ridgeback Capital Investments which has been measured at fair value as required by AASB 2. (iii) Foreign currency translation reserve Exchange differences arising on translation of the foreign controlled entities are recognised in other comprehensive income asdescribedinnote1(d)andaccumulatedinaseparatereservewithinequity.Thecumulativeamountisreclassifiedtoprofit or loss when the net investment is disposed of. (iv) Share based payments reserve The share-based payments reserve is used to recognise the grant date fair value of options and performance rights issued to employees and other parties but not exercised. For a reconciliation of movements in the share-based payment reserves refer to note 30. NOTE 20. EQUITY-DIVIDENDS There were no dividends paid or declared during the current or previous financial year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 21. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors and key management personnel compensation

	Consolidated	
	30 June 2018	30 June 2017
	$	$
Short-term employee benefits	1,521,119	1,256,272
Long-term employee benefits	11,429	6,879
Post-employment benefits	36,370	38,184
Share-based payments	1,740,238	637,637
	3,309,156	**1,938,972**

Further remuneration disclosures are set out in the audited Remuneration Report within the Directors' Report on pages 14 to 23.

(b) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the remuneration report on pages 14 to 23.

(ii) Shareholding

The numbers of shares in the Company held during the financial year by each director of and other key management personnel of the group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

2018	Balance at start of the year	Received during the year on exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares					
Dr Russell Howard	-	-	-	-	-
Mr Pete Meyers	6,862,744	2,672,093	-	-	9,534,837
Mr Marc Voigt	18,271,960 45*	23,333,333 -	- -	- -	41,605,293 45
Mr Grant Chamberlain	-	-	-	-	-
Ms Lucy Turnbull, AO**	20,359,576	-	-	(20,359,576)	-
Mr Albert Wong**	3,837,500	-	-	(3,837,500)	-
Ms Deanne Miller	8,243,572	12,333,334	-	(808,488)	19,768,418
Dr Frédéric Triebel	15,978,049	16,486,326	-	-	32,464,375
Total ordinary shares	**73,553,401**	**54,825,086**	**-**	**(25,005,564)**	**103,372,923**
Total ADR	**45**	**-**	**-**	**-**	**45**

** American Depository Receipts (ADR) traded on the NASDAQ*

*** At the date of resignation, the shareholding balance for Ms Lucy Turnbull and Mr Albert Wong are 20,359,576 shares and 3,837,500 shares respectively. The changes during the year is not the actual disposal of the shares. It represents derecognition due to the fact that they ceased to be directors of the company.*

60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(iii) Option holdings

The number of options over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

2018	Balance at start of the year	Granted	Exercised	Other Changes[1]	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares							
Dr Russell Howard	-	-	-	-	-	-	-
Mr Pete Meyers	-	-	-	-	-	-	-
Mr Marc Voigt[1]	643,629	-	-	(643,629)	-	-	-
Mr Grant Chamberlain	-	-	-	-	-	-	-
Ms Lucy Turnbull, AO	-	-	-	-	-	-	-
Mr Albert Wong	-	-	-	-	-	-	-
Ms Deanne Miller[1]	121,212	-	-	(121,212)	-	-	-
Dr Frédéric Triebel[2]	24,000,600	-	-	-	24,000,600	24,000,600	-
	24,765,441	**-**	**-**	**(764,841)**	**24,000,600**	**24,000,600**	**-**

[1] *The above options lapsed during the year ended 30 June 2018.*

[2] *This amount represents warrants which were issued to Dr Frédéric Triebel upon the acquisition of Immutep.*

(iv) Performance right holdings

The number of performance rights over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

2018	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares							
Dr Russell Howard	-	-	-	-	-	-	-
Mr Pete Meyers	10,881,194	-	(2,672,093)	-	8,209,101	-	8,209,101
Mr Marc Voigt	18,921,569	50,000,000	(23,333,333)	-	45,588,236	-	45,588,236
Mr Grant Chamberlain	-	13,272,356	-	-	13,272,356	-	13,272,356
Ms Lucy Turnbull, AO	-	-	-	-	-	-	-
Mr Albert Wong	-	-	-	-	-	-	-
Ms Deanne Miller	7,676,471	25,000,000	(12,333,334)	-	20,343,137	-	20,343,137
Dr Frédéric Triebel	4,819,660	35,000,000	(16,486,326)	-	23,333,334	-	23,333,334
	42,298,894	**123,272,356**	**(54,825,086)**	**-**	**110,746,164**	**-**	**110,746,164**

NOTE 22. REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms.

	Consolidated	
	30 June 2018	30 June 2017
	$	$
PricewaterhouseCoopers Australia		
Audit or review of the financial report	258,570	234,250
Other audit and assurance services in relation to regulatory filings overseas	-	200,000
Total remuneration of PricewaterhouseCoopers Australia	**258,570**	**434,250**

61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED NOTE 23. CONTINGENT LIABILITIES There were no other material contingent liabilities in existence at 30 June 2018 and 30 June 2017. NOTE 24. COMMITMENTS FOR EXPENDITURE Consolidated 30 June 2018 30 June 2017 $ $ Lease commitments - operating Committed at the reporting date but not recognised as liabilities, payable: Within one year 117,562 - Onetofiveyears 21,600 -139,162 - Operating lease commitments includes contracted amounts for leases of premises under non-cancellable operating leases expiring within two years. On renewal, the terms of the leases are renegotiated. NOTE 25. RELATED PARTY TRANSACTIONS Parent entity Immutep Limited is the parent entity. Subsidiaries Interests in subsidiaries are set out in note 26. Key management personnel Disclosures relating to key management personnel are included in the Remuneration Report and note 21. Transactions with related parties The following transaction occurred with related parties: Consolidated 30 June 2018 30 June 2017 $ $ In addition to Director’s fees, Consultancy fees for post directorship executive duties were paid to Barton Place Pty Ltd, a corporation in whichAlbertWonghasabeneficialinterest 49,500 - Receivable from and payable to related parties There were no trade receivables from or trade payables due to related parties at the reporting date. Loans to/from related parties There were no loans to or from related parties at the reporting date. 62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 26. SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

	Country of incorporation	Class of Shares	Equity holding	
			30 June 2018	30 June 2017
			%	%
Immutep USA Inc	USA	Ordinary	100	100
PRR Middle East FZLLC	UAE	Ordinary	100	100
Immutep GmbH	Germany	Ordinary	100	100
Immutep Australia Pty Ltd	Australia	Ordinary	100	100
Immutep IP Pty Ltd	Australia	Ordinary	100	100
Immutep S.A.S.	France	Ordinary	100	100

NOTE 27. EVENTS OCCURRING AFTER THE REPORTING DATE

On 31 July 2018, the company received approval of its Investigational New Drug ("IND") application by the U.S. Food and Drug Administration ("FDA") for eftilagimod alpha ("efti" or "IMP321"), a LAG-3Ig fusion protein.

On 7 August, the company announced the grant of Canadian patent no. 2,685,584 entitled "Cytotoxic anti-LAG-3 monoclonal antibody and its use in the treatment or prevention of organ transplant rejection and autoimmune disease."

On 21 August, the company announced that it had received a €1,221,906 cash rebate from the French Government under its Crédit d'Impôt Recherche scheme (CIR).

NOTE 28. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated	
	30 June 2018	30 June 2017
	$	$
Loss after income tax expense for the year	(12,746,020)	(9,367,206)
Adjustments for:		
Depreciation and amortisation	1,808,929	1,701,615
Share based payments	2,263,843	862,227
Changes in fair value of US investor warrant	189,983	-
US warrants transaction costs	493,487	-
Unrealised gain on exchange through the profit and loss	(401,557)	(218,567)
Net change in fair value of convertible note liability	866,848	751,816
Change in operating assets and liabilities:		
(Increase) in current receivables	(1,237,978)	(2,025,716)
(Increase) in other operating assets	(247,396)	(865,245)
Increase in trade and other payables	1,075,067	1,377,141
Increase/ (Decrease) in employee benefits	158,091	(7,120)
(Decrease) in income tax payable	-	(21,549)
(Decrease) in deferred tax liability	-	(694,194)
Net cash used in operating activities	**(7,776,703)**	**(8,506,798)**

63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 29. EARNINGS PER SHARE

	Consolidated	
	30 June 2018	30 June 2017
	$	$
Loss after income tax attributable to the owners of Immutep Limited	(12,746,020)	(9,367,206)

	Number	(Restated)* Number
Weighted average number of ordinary shares used in calculating basic earnings per share (EPS)	2,608,328,140	2,284,360,994
Weighted average number of ordinary shares used in calculating diluted earnings per share (EPS)	2,608,328,140	2,284,360,994

	Cents	(Restated)* Cents
Basic earnings per share	(0.49)	(0.41)
Diluted earnings per share	(0.49)	(0.41)

*The Group updated the 2017 EPS figure reflect the bonus shares issue arising from the capital raising in the financial year ending 30 June 2018.

Information concerning other notes and options issued:
The following table summarises the convertible notes, performance rights, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are antidilutive for the periods presented.

	30 June 2018	30 June 2017
	Number	Number
Unlisted options	529,369,101	531,049,969
Convertible notes	797,171,907	727,075,050
Performance rights	108,964,706	33,852,075
Non-executive director rights	21,481,457	10,881,194
US warrants*	197,345,100	-

*1 American Depository Shares (ADS) listed on NASDAQ equals 100 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up.

NOTE 30. SHARE-BASED PAYMENTS

(a) Executive Incentive Plan (EIP)

Equity incentives are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2015 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company's incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members' interests. As a result of that review, an 'umbrella' EIP was adopted to which eligible executives are invited to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in France, Germany, and Australia. The company grants Short Term Incentives (STIs) and Long Term Incentives (LTIs) under the EIP.

Set out below are summaries of all STI and LTI performance rights granted under the EIP excluding the performance rights issued to non-executive directors:

64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

2018 Grant date	Fair value	Balance at start of the year	Granted during the year	Exercised during the year	Lapsed during the year	Balance at end of the year	Vested and exercisable at end of the year
		Number	Number	Number	Number	Number	Number
19 September 2014	0.044	2,757,353	-	-	-	2,757,353	-
19 September 2014	0.044	919,118	-	-	-	919,118	-
14 November 2014	0.038	9,191,177	-	-	-	9,191,177	-
14 November 2014	0.040	3,063,725	-	-	-	3,063,725	-
5 August 2015	0.047	14,000,001	-	(14,000,001)	-	-	-
1 October 2015	0.060	600,000	-	-	-	600,000	-
1 October 2015	0.061	200,000	-	-	-	200,000	-
7 March 2016	0.041	1,486,326	-	(1,486,326)	-	-	-
10 February 2017	0.035	1,634,375	-	(1,634,375)	-	-	-
2 August 2017	0.020	-	3,900,000	-	-	3,900,000	-
17 November 2017	0.024	-	50,000,000	(16,666,667)	-	33,333,333	-
28 November 2017	0.023	-	15,000,000	-	-	15,000,000	15,000,000
29 November 2017	0.023	-	60,000,000	(20,000,000)	-	40,000,000	-
		33,852,075	128,900,000	(53,787,369)	-	108,964,706	15,000,000

2017 Grant date	Fair value	Balance at start of the year	Granted during the year	Exercised during the year	Lapsed during the year	Balance at end of the year	Vested and exercisable at end of the year
		Number	Number	Number	Number	Number	Number
19 September 2014	0.044	5,422,794	-	-	(2,665,441)	2,757,353	-
19 September 2014	0.044	1,807,598	-	-	(888,480)	919,118	-
14 November 2014	0.038	9,191,177	-	-	-	9,191,177	-
14 November 2014	0.040	3,063,725	-	-	-	3,063,725	-
5 August 2015	0.047	28,000,001	-	(14,000,000)	-	14,000,001	-
1 October 2015	0.060	600,000	-	-	-	600,000	-
1 October 2015	0.061	200,000	-	-	-	200,000	-
29 December 2015	0.050	1,538,462	-	(1,538,462)	-	-	-
7 March 2016	0.041	1,486,326	-	-	-	1,486,326	-
10 February 2017	0.035	-	1,634,375	-	-	1,634,375	-
		51,310,083	1,634,375	(15,538,462)	(3,553,921)	33,852,075	-

The fair value at grant date for short term incentive (STI) and long term incentives (LTI) performance rights are determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for STI performance rights granted during the year ended 30 June 2018 included:

Grant date	2 August 2017	17 November 2017	28 November 2017	29 November 2017
Share price at grant date	\$0.020	\$0.024	\$0.023	\$0.023
Expected price volatility of the Company's shares	49%	73%	74%	74%
Expected dividend yield	Nil	Nil	Nil	Nil
Risk-free interest rate	1.75%	1.79%	1.88%	1.73%

65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED The model inputs for STI performance rights granted during the year ended 30 June 2017 included: Grant date 10 February 2017 Share price at grant date $0.035 Expected price volatility of the Company’s shares 54% Expected dividend yield Nil Risk - free interest rate 1.80% Set out below are summaries of options granted under the EIP: Vested and Balance at Granted Exercised Forfeited Balance at 2018 Exercise exercis - Expiry date start of the during the during the during the end of the Grant date price able at end year year year year year of the year Number Number Number Number Number Number 23 December 2013 30 June 2018 0.0774 1,515,752 - - (1,515,752) - - 24 January 2014 30 June 2018 0.0774 165,116 - - (165,116) - - Total 1,680,868 - - (1,680,868) - - Weighted average - exercise price Vested and Balance at Granted Exercised Forfeited Balance at 2017 Exercise exercisable Expiry date start of the during the during the during the end of the Grant date price at end of year year year year year the year Number Number Number Number Number Number 23 December 2013 30 June 2018 0.0774 1,515,752 - - - 1,515,752 1,515,752 24 January 2014 30 June 2018 0.0774 165,116 - - - 165,116 165,116 Total 1,680,868 - - - 1,680,868 1,680,868 Weighted average 0.0774 0.0774 exercise price Fair value of options granted No options were granted during the year ended 30 June 2018 (2017 – Nil). The fair value at grant date is determined using a Black - Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. 66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(b) Performance rights issued to non-executive directors with shareholders' approval

At the 2017 annual general meeting, shareholders approved the issue of 13,272,356 performance rights to Mr Grant Chamberlain in lieu of cash for his services as a non-executive director. When exercisable, each performance right is convertible into one ordinary share. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 1.2 years.

Set out below are summaries of performance rights granted with shareholders' approval

2018 Grant date	Type of performance right granted	Fair value	Balance at start of the year	Granted during the year	Exercised during the year	Lapsed during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
14 November 2014	Director rights	0.037	857,844	-	(857,844)	-	-	-
25 November 2016	Director rights	0.038	10,023,350	-	(1,814,249)	-	8,209,101	-
17 November 2017	Director rights	0.024	-	13,272,356	-	-	13,272,356	-
Total			10,881,194	13,272,356	(2,672,093)	-	21,481,457	-

2017 Grant date	Type of performance right granted	Fair value	Balance at start of the year	Granted during the year	Exercised during the year	Lapsed during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
14 November 2014	Director rights	0.037	3,431,373	-	(2,573,529)	-	857,844	-
25 November 2016	Director rights	0.038	-	10,023,350	-	-	10,023,350	-
Total			3,431,373	10,023,350	(2,573,529)	-	10,881,194	-

Fair value of performance rights granted

The fair value at grant date for the performance rights issued to non-executive directors with shareholders' approval are determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for STI performance rights granted during the year ended 30 June 2018 included:

Grant date	17 November 2017
Share price at grant date	$0.024
Expected price volatility of the Company's shares	73%
Expected dividend yield	Nil
Risk-free interest rate	1.79%

The model inputs for STI performance rights granted during the year ended 30 June 2017 included:

Grant date	25 November 2016
Share price at grant date	$0.037
Expected price volatility of the Company's shares	56%
Expected dividend yield	Nil
Risk-free interest rate	1.92%

67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(c) Options issued to other parties

During the finnacial year ended 30 June 2016, options were issued to Ridgeback Capital Investments and Trout Group LLC and these are exercisable at 30 June 2018.

Set out below is a summary of the options granted to both parties:

2018 Grant date	Expiry date	Exer-cise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
31 July 2015	5 August 2020	0.0237	371,445,231	-	-	-	371,445,231	371,445,231
31 July 2015	5 August 2021	0.025	8,475,995	-	-	-	8,475,995	8,475,995
30 October 2015	30 October 2020	0.057	793,103	-	-	-	793,103	793,103
7 March 2016	7 March 2021	0.040	1,026,272	-	-	-	1,026,272	1,026,272
Total			381,740,601	-	-	-	381,740,601	381,740,601

Fair value of options granted

No options were granted during the year ended 30 June 2018 (2017 – nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

(d) Warrants issued to US investors

In July 2017, the Company completed its first US capital raise. In this private placement, the Company agreed to issue unregistered warrants to purchase up to 1,973,451 ADSs. Please refer to note 14 for more details.

(e) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	Consolidated	
	30 June 2018	30 June 2017
	$	$
Employee share-based payment expense	2,263,843	862,227
	2,263,843	**862,227**

Share-based payment transactions with employees are recognised during the period as a part of corporate and administrative expenses.

68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED NOTE 31. PARENT ENTITY INFORMATION Set out below is the supplementary information about the parent entity. Statement of comprehensive income Parent 30 June 2018 30 June 2017 $ $ Loss after income tax (14,687,752) (8,526,159) Total comprehensive income (14,687,752) (8,526,159) Statement of financial position Parent 30 June 2018 30 June 2017 $ $ Total current assets 23,589,353 13,220,743 Total non current assets 18,698,068 20,936,849 Total assets 42,287,421 34,157,592 Total current liabilities 615,027 1,189,848 Total non current liabilities 10,630,814 6,482,571 Total liabilities 11,245,841 7,672,419 Equity - Contributed equity 213,232,719 195,352,543 - Reserves 64,615,312 63,251,328 - Accumulated losses (246,806,451) (232,118,699) Total equity 31,041,580 26,485,173 Guarantees of financial support There are no guarantees entered into by the parent entity. Contingent liabilities of the parent entity Refer to note 23 for details in relation to contingent liabilities as at 30 June 2018 and 30 June 2017. Capital commitments Property, plant and equipment The parent entity did not have any capital commitments for property, plant and equipment at as 30 June 2018 and 30 June 2017. 69

DIRECTORS' DECLARATION

in the directors' opinion:

(a) the financial statements and notes set out on pages 28 to 69 are in accordance with the *Corporations Act 2001*, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the consolidated entity's financial position as at 30 June 2018 and of its performance for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Note 1 (a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the directors.

On behalf of the directors



Dr Russell Howard

Chairman,
Immutep Limited
21 August 2018

70

INDEPENDENT AUDITOR'S REPORT TO
THE MEMBERS OF IMMUTEP LIMITED

pwc

Independent auditor's report

To the members of Immutep Limited (formerly known as Prima BioMed Ltd)

Report on the audit of the financial report

Our opinion

In our opinion:

The accompanying financial report of Immutep Limited (the Company) and its controlled entities (together the Group) is in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the Group's financial position as at 30 June 2018 and of its financial performance for the year then ended

(b) complying with Australian Accounting Standards and the *Corporations Regulations 2001*.

What we have audited

The Group financial report comprises:

- the consolidated balance sheet as at 30 June 2018
- the consolidated statement of comprehensive income for the year then ended
- the consolidated statement of changes in equity for the year then ended
- the consolidated statement of cash flows for the year then ended
- the notes to the consolidated financial statements, which include a summary of significant accounting policies
- the directors' declaration.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the financial report* section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the auditor independence requirements of the *Corporations Act 2001* and the ethical requirements of the Accounting Professional and Ethical Standards Board's APES 110 *Code of Ethics for Professional Accountants* (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

PricewaterhouseCoopers, ABN 52 780 433 757
One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001
T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au
Level 11, 1PSQ, 169 Macquarie Street, Parramatta NSW 2150, PO Box 1155 Parramatta NSW 2124
T: +61 2 9659 2476, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

71

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF IMMUTEP LIMITED CONTINUED Our audit approach An audit is designed to provide reasonable assurance about whether the financial report is free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report. We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial report as a whole, taking into account the geographic and management structure of the Group, its accounting processes and controls and the industry in which it operates. The Group is in the biotechnology industry and is involved in research and development activities focused on cancer immunotherapies. The Group’s corporate head office is located in Australia with research activities undertaken predominantly in Australia, France and Germany. Materiality Audit scope Key audit matters overall For the Group purpose materiality of our audit of we used the Our Group audit focused made subjective on where Amongst topics, we other communicated relevant the $ approximately 600,000, which 5% represents of the Group’s judgements; significant accounting for example, the following Audit key and audit Risk matters to loss before tax. estimates assumptions involving and inherently Committee: We with applied qualitative this threshold, considerations, together to uncertain future events. Basis financial of preparation report of the the determine nature, the timing scope and of extent our audit of our and The are structured accounting around processes a Carrying value of intellectual property effect audit procedures of misstatements and to on evaluate the the Group the corporate finance head function office at in intangible assets financial report as a whole. Sydney where our audit Recognition revenue from of milestones license procedures were We chose Group loss before tax predominately performed. achieved because, benchmark in our against view, which it is the the Recognition of grant income performance commonly measured. of the Group is most These are further described in the of our Key report. audit matters section We our utilised professional a 5% judgement, threshold based noting on it acceptable is within quantitative the range of commonly loss related thresholds. 72

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF IMMUTEP LIMITED CONTINUED Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. The key audit matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Further, any commentary on the outcomes of a particular audit procedure is made in that context. Key audit matter How our audit addressed the key audit matter Basis of preparation of the financial report concern In assessing basis the of appropriateness preparation for the of the financial Group’s report, going we (refer Note 1 (a) and Note 3 to the financial report) performed the following audit procedures, amongst The Group is in its research and development phase others: and thus it has significant recurring operating losses Evaluated the appropriateness of the Group’s and negative cash flows from operating activities. As a assessment of its ability to continue as a going result, the Group is reliant on having sufficient cash concern, including whether the level of analysis and cash equivalents to fund its future operations. was whether appropriate the period given covered the nature by the of assessment the Group, is at Assessing preparation the for appropriateness the financial report of the was Group’s a key basis audit of least 12 months from the date of the auditor’s matter due to its importance to the financial report and we report are and aware whether as a result relevant of our information audit has been of which the future judgements funding and required operational by the status, Group in in particular assessing considered and included in the assessment. with respect to the Group forecasting future cash flows for a period of at least 12 months from the date of the events Enquired or conditions of the Group that as may to its cast knowledge significant of financial report (cash flow forecasts). doubt concern. on the Group’s ability to continue as a going Evaluated including whether the Group’s the outcome plans for is future likely actions, to improve the circumstances. situation and whether they are feasible in the Evaluated key assumptions the reliability used in of the the Group’s underlying cash data flow and forecasts signing the for auditor’s at least 12 report. months This from included: the date of o cash comparing expenditure the timing on research and amount activities of forecast to past research research plans activities for the and next to Board 12 months. approved o comparing forecast expenditure the timing cash and flows amount to prior of other period approved actual budgets. expenditure and to Board o reading information a selection used by of the documentation Group to forecast and the timing milestone and receipts amount and of income research from and partner development grants. expenditure Developed an used understanding in the Group’s of which cash flow forecast forecast 73

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF IMMUTEP LIMITED CONTINUED Key audit matter How our audit addressed the key audit matter is discretionary committed and to consider what could the Group’s be considered ability to manage future cash flows. regarding Obtained written their plans representations for future action from and the the Group feasibility of these plans. included Considered in the the financial appropriateness report in of view the disclosures of the requirements of Australian Accounting Standards. Carrying intangible value assets of intellectual property We others: performed the following audit procedures, amongst (refer to Note 11 to the financial report)[$18.2m] Developed an understanding on the latest status of research activities utilising the intellectual The Group continues to recognise intellectual property property assets. We read through publically intangible assets that were acquired in previous years. available Group to information assess the adequacy and made of the inquiries Group’s with review the indicators The Group that considers the intellectual annually if property there are intangible any of impairment indicators for intellectual property assets are impaired. The main two indicators that the assets. Group considered were: as Compared at 20 August the market 2018 to capitalisation the net assets of of the the Group Group market capitalisation at 30 June 2018 and considered movement trends the ongoing viability of the capitalised intellectual property. the in the financial Group’s year. market capitalisation throughout The was a Group’s key audit assessment matter because of indicators the intellectual of impairment property Evaluated the adequacy of disclosures made by the asset is the largest asset on the Group’s balance sheet requirements Group in the financial of Australian report Accounting in view of Standards. the and assessing because whether of the there inherent are indicators judgements of involved impairment. in achieved Recognition of license revenue from milestones We others: performed the following audit procedures, amongst (Refer income to and the to consolidated note 4 to the statement financial of report) comprehensive [$2.6m] Developed an understanding of each significant agreement revenue milestone with research trigger partners points within and the these license The Group earns license revenue from research agreements. partners based on milestones achieved. The recognition of license revenue was a key audit year Tested to all evaluate license whether: revenue transactions during the matter the judgement because required of the size by of the the Group revenue in assessing amounts when and they were recorded as revenue in the a timing milestone for revenue has been recognition. achieved and the appropriate appropriate period based on the relevant revenue milestone trigger points the supporting amounts evidence, recorded including as revenue agreed to correspondence partners. received from research 74

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF IMMUTEP LIMITED CONTINUED Recognition of grant income We others: performed the following audit procedures, amongst (Refer income to and the to consolidated note 4 to the statement financial of report) comprehensive [$3.2m]Developed body’s compliance an understanding requirements of each for approving government A key stream of other income earned by the Group is grant income and the basis used by the Group to grant income from governments in Australia and recognise this income. Development overseas, including Rebates Australian and France’s Research Credit and d’Impôt Tested a sample of grant income transactions operating Recherche costs grants. that This qualify income for grant is recognised income. based on during the year to assess if they were appropriately recognised requirements. in accordance Testing also with included the compliance agreeing the This was a key audit matter because of the judgement required by the Group in assessing the appropriate amounts recognised to supporting evidence. rules grant and income regulations to recognise governing due to what the complexity operating costs of the Compared the nature of the operating cost categorisations included in the current year to the qualify for grant income. prior year. Tested to calculate a sample the grant of the income eligible to operating the expenditure costs used recorded in the general ledger. Tested accrued the receivables Group’s supporting for grant income. calculations This for previously included comparing approved the grant accrued income. receivables to Other information The directors are responsible for the other information. The other information comprises the information included in the annual report for the year ended 30 June 2018, including the Corporate Directory, Chairman’s Letter, Review of Operations, Directors’ Report and Shareholder Information, but does not include the financial report and our auditor’s report thereon. Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon. In connection with our audit of the financial report, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Responsibilities of the directors for the financial report The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. 75

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF IMMUTEP LIMITED CONTINUED In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. Auditor’s responsibilities for the audit of the financial report Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report. A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: http://www.auasb.gov.au/auditors_responsibilities/ar1.pdf. This description forms part of our auditor’s report. Report on the remuneration report Our opinion on the remuneration report We have audited the remuneration report included in pages 13 to 22 of the Directors’ Report for the year ended 30 June 2018. In our opinion, the remuneration report of Immutep Limited for the year ended 30 June 2018 complies with section 300A of the Corporations Act 2001. Responsibilities The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards. PricewaterhouseCoopers Eddie Wilkie Sydney Partner 21 August 2018 76

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF IMMUTEP LIMITED The shareholder information set out below was applicable as at 15 August 2018. There are a total of 3,026,082,669 ordinary fully paid shares on issue held by 11,022 holders. Distribution of equitable securities Analysis of number of equitable security holders by size of holding: Number of holders of ordinary shares 1-1,000 420 1,001-5,000 1,417 5,001-10,000 1,332 10,001-100,000 5,225 100,001-and over 2,628 Total 11,022 Holding less than a marketable parcel 3,732 77

SHAREHOLDER INFORMATION

Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest security holders of quoted equity securities are listed below:

Top 20 holders of ordinary shares	Ordinary shares held	
	Number held	% of total sharesIssued
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	870,411,977	28.764
NATIONAL NOMINEES LIMITED	198,064,110	6.545
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	118,162,612	3.905
MARC VOIGT	41,047,794	1.356
J P MORGAN NOMINEES AUSTRALIA LIMITED	33,544,902	1.109
FREDERIC TRIEBEL	32,464,375	1.073
MS LUCY TURNBULL	29,239,338	0.966
MR THOMAS TSCHEREPKO	23,000,000	0.760
KOHEN ENTERPRISES PTY LTD	21,736,286	0.718
BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT DRP>	21,318,108	0.704
MRS DEANNE MILLER	19,054,132	0.630
MACENROCK PTY LTD <MACENROCK S/F A/C>	18,942,000	0.626
MR HAI TAO ZHANG & MRS MIAO MIAO GUO <M & H SUPER FUND A/C>	12,723,422	0.420
LINCOLN PARK CAPITAL FUND LLC	11,904,762	0.393
INFINITIS SARL	11,461,819	0.379
PANTAI INVESTMENTS PTY LTD <ORCHARD SUPER FUND A/C>	10,000,000	0.330
AUSTRALIAN GOOD FOOD GUIDE PUBLISHING PTY LTD	10,000,000	0.330
CITICORP NOMINEES PTY LIMITED	9,719,377	0.321
PETER MEYERS	9,534,837	0.315
IRPAC PTY LTD	9,039,786	0.299
	1,511,369,637	49.943

Unquoted equity securities

	Number on issue	Number of holders
Options and warrants issued under the Immutep Limited	529,369,101	14
Warrants over NASDAQ listed American Depository Shares	197,345,100*	5
Performance Rights	130,446,163	8
Convertible Notes	13,750,828	1

**1 American Depository Shares (ADS) listed on NASDAQ equals 100 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up.*

78

SHAREHOLDER INFORMATION CONTINUED Substantial holders Substantial holders in the company are set out below: Substantial holder Ordinary shares held Number held % of total shares Issued National Nominees Ltd ACF Australian Ethical Investment Limited 202,380,952* 6.69 *Number of shareholdings as at 14 March 2018, when Australian Ethical Investment Limited became a substantial holder Voting rights The voting rights attached to ordinary shares are set out below: Ordinary shares On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote. Options No voting rights. Performance rights No voting rights 79

Immutep Limited Level 12, 95 Pitt Street, Sydney, NSW 2000 Telephone: + 61 (0) 2 8315 7003 Facsimile: + 61 (0) 2 8569 1880 www.immutep.com ABN: 90 009 237 889